2/18

09045423

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Paragon Minerals Corp

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAR 02 2009

THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 35702

FISCAL YEAR 9-30-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 2/25/08

Exemption No. 82-35102

ARIS
9-30-08

PARAGON MINERALS CORPORATION

FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2008

DE VISSER GRAY LLP
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Paragon Minerals Corporation

We have audited the balance sheets of Paragon Minerals Corporation as at September 30, 2008 and 2007 and the statements of operations and deficit, comprehensive loss and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles in Canada.

"De Visser Gray LLP"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
January 14, 2009

PARAGON MINERALS CORPORATION

Balance Sheets

(Stated in Canadian Dollars)

		September 30, 2008		September 30, 2007
ASSETS				
Current assets				
Cash and cash equivalents (note 6)	$	1,593,028	$	1,241,561
Amounts receivable		347,103		956,164
Prepaid expenses		12,638		20,941
		1,952,769		2,218,666
Equipment (note 7)		56,782		41,269
Marketable securities (note 8)		24,041		59,800
Mineral property costs (note 9)		10,492,773		9,488,896
	$	12,526,365	$	11,808,631
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Accounts payable and accrued liabilities	$	334,982	$	596,654
Future income taxes (note 13)		218,911		579,734
		553,893		1,176,388
Shareholders' equity				
Accumulated comprehensive loss				
Deficit		(3,179,974)		(976,250)
Accumulated other comprehensive loss (note 11)		(116,232)		(34,718)
		(3,296,206)		(1,010,968)
Share capital (note 10(a))		14,054,149		10,883,983
Obligation to issue shares (note 10(e))		-		13,708
Contributed surplus (note 10(b))		1,214,529		745,520
		11,972,472		10,632,243
	$	12,526,365	$	11,808,631

Nature and continuance of operations (note 1)
Commitment (note 17)

See accompanying notes to the financial statements

Approved by the Board of Directors:

"Michael Vande Guchte"	"David Adamson"
Michael Vande Guchte Director	David Adamson Director

PARAGON MINERALS CORPORATION

Statements of Operations and Deficit
For the Years ended September 30,
(Stated in Canadian Dollars)

		2008		2007
Expenses				
Amortization	$	15,909	$	8,419
Consulting		10,000		35,363
General mineral exploration		3,347		35,654
Investor relations		93,982		54,573
Office		134,064		65,749
Part XII.6 flow-through tax		56,105		76,757
Plan of arrangement costs (note 5)		-		74,009
Professional fees		89,415		84,239
Salaries and benefits		315,181		232,098
Stock-based compensation		268,318		464,150
Shareholder information		29,020		31,611
Transfer agent and filing fees		53,877		53,206
Travel and accommodation		17,601		11,360
Write-off of deferred property costs		2,486,581		3,804
Loss before other items		(3,573,400)		(1,230,992)
Foreign exchange gain		-		483
Interest income		89,364		79,087
Other income		42,214		41,435
Future income tax recovery (note 13)		1,238,098		258,015
Net loss for the year		(2,203,724)		(851,972)
Deficit, beginning of the year		(976,250)		(124,278)
Deficit, end of the year	$	(3,179,974)	$	(976,250)
Basic and diluted loss per common share	$	(0.09)	$	(0.05)
Weighted average number of common shares outstanding		25,063,781		16,401,767

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION

Statements of Comprehensive Loss
For the Years Ended September 30,
(Stated in Canadian Dollars)

		2008		2007
Net loss for the year	$	(2,203,724)	$	(851,972)
Other comprehensive loss				
Unrealized gains (losses) on available for sale instruments:				
Cash and cash equivalents		282		(282)
Marketable securities		(81,796)		(34,436)
		(81,514)		(34,718)
Comprehensive loss	$	(2,285,238)	$	(886,690)

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION

Statements of Cash Flows
For the Years ended September 30,
(Stated in Canadian Dollars)

		2008		2007
Operating activities				
Net loss for the year	$	(2,203,724)	$	(851,972)
Items not involving cash:				
Amortization		15,909		8,419
Stock-based compensation		268,318		464,150
Write-off of deferred property costs		2,486,581		3,804
Other income		(38,437)		(41,435)
Future income tax recovery		(1,238,098)		(258,015)
Fair value adjustment to cash equivalents		282		(282)
Changes in non-cash working capital items:				
Amounts receivable		500,152		(478,179)
Prepaid expenses		8,303		(20,941)
Accounts payable and accrued liabilities		(95,838)		71,879
		(296,552)		(1,102,572)
Investing activities				
Mineral property costs		(4,337,442)		(3,167,710)
Purchase of equipment		(41,710)		(33,736)
		(4,379,152)		(3,201,446)
Financing activities				
Common shares issued for cash		3,758,851		4,255,388
Share issue costs		(28,875)		-
Share subscriptions received		-		13,708
Recovery of property costs incurred		1,206,479		1,206,480
Property management fees received		90,716		64,281
		5,027,171		5,539,857
Increase in cash and equivalents		351,467		1,235,839
Cash and cash equivalents, beginning of year		1,241,561		5,722
Cash and cash equivalents, end of year	$	1,593,028	$	1,241,561

Supplemental disclosure of non-cash investing and financing activities – Refer to note 16.

Supplementary information				
Interest paid	$	-	$	186
Interest received	$	89,364	$	79,086

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION

Statement of Mineral Property Costs

(Stated in Canadian Dollars)

GOLD PROPERTIES	Balance September 30, 2006	Gross Expenditures/ (Recoveries) 2007	Write-offs 2007	Balance, September 30, 2007	Gross Expenditures/ (Recoveries) 2008	Write-offs 2008	Balance, September 30, 2008
JBP Linear							
Plan of arrangement acquisition costs (1)	$ -	$ 1,625,276	$ -	$ 1,625,276	$ -	$ -	$ 1,625,276
Option payments (2)	-	15,000	-	15,000	18,333	-	33,333
Exploration costs							
Geological and geochemical	-	139,738	-	139,738	114,173	-	253,911
Drilling	-	229,487	-	229,487	350,743	-	580,230
Geophysical	-	87,320	-	87,320	9,000	-	96,320
Travel	-	1,161	-	1,161	975	-	2,136
Other	-	7,275	-	7,275	-	-	7,275
Stock-based compensation	-	61,976	-	61,976	32,429	-	94,405
	-	2,167,233	-	2,167,233	525,653	-	2,692,886
Recoveries (3)	-	(54,069)	-	(54,069)	(311,947)	-	(366,016)
Project management fees	-	-	-	-	(34,114)	-	(34,114)
Option payments received	-	-	-	-	(6,250)	-	(6,250)
	-	2,113,164	-	2,113,164	173,342	-	2,286,506
Golden Promise							
Plan of arrangement acquisition costs (1)	-	374,829	-	374,829	-	-	374,829
Option payments (2)	-	35,000	-	35,000	20,000	-	55,000
Exploration costs							
Geological and geochemical	-	19,143	-	19,143	36,684	-	55,827
Drilling	-	524,424	-	524,424	183,027	-	707,451
Travel	-	5,506	-	5,506	3,283	-	8,789
Other	-	24,775	-	24,775	-	-	24,775
Stock-based compensation	-	45,073	-	45,073	11,291	-	56,364
	-	1,028,750	-	1,028,750	254,285	-	1,283,035
Recoveries (3)	-	(606,432)	-	(606,432)	(242,257)	-	(848,689)
Project management fees	-	(37,799)	-	(37,799)	(14,578)	-	(52,377)
Option payments received	-	(52,800)	-	(52,800)	(7,600)	-	(60,400)
	-	331,719	-	331,719	(10,150)	-	321,569
Other Gold Properties							
Plan of arrangement acquisition costs (1)	-	3,518,620	-	3,518,620	-	(1,866,270)	1,652,350
Option payments (2)	-	345,530	-	345,530	220,517	(199,047)	367,000
Exploration costs							
Geological and geochemical	-	126,343	-	126,343	254,116	(56,895)	323,564
Drilling	-	352,951	-	352,951	532,259	(175,555)	709,655
Geophysical	-	86,507	-	86,507	435	-	86,942
Travel	-	789	-	789	6,143	(276)	6,656
Other	-	18,650	-	18,650	-	(4,725)	13,925
Stock-based compensation	-	50,707	-	50,707	30,624	(6,548)	74,783
		4,500,097	-	4,500,097	1,044,094	(2,309,316)	3,234,875
Recoveries (3)	-	(359,725)	-	(359,725)	(627,292)	-	(987,017)
Project management fees	-	(25,356)	-	(25,356)	(35,047)	-	(60,403)
Option payments received	-	-	-	-	(21,250)	-	(21,250)
	-	4,115,016	-	4,115,016	360,505	(2,309,316)	2,166,205

PARAGON MINERALS CORPORATION

Statement of Mineral Property Costs

(Stated in Canadian Dollars)

BASE METAL PROPERTIES	Balance September 30, 2006	Gross Expenditures/ (Recoveries) 2007	Write-offs 2007	Balance, September 30, 2007	Gross Expenditures/ (Recoveries) 2008	Write-offs 2008	Balance, September 30, 2008
South Tally Pond							
Plan of arrangement acquisition costs (1)	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Option payments (2)	-	260,000	-	260,000	184,000	-	444,000
Exploration costs	-		-			-	
Geological and geochemical	-	36,711	-	36,711	401,288	-	437,999
Drilling	-	214,439	-	214,439	1,317,592	-	1,532,031
Geophysical	-	-	-	-	259,998	-	259,998
Travel	-	1,702	-	1,702	4,579	-	6,281
Other	-	1,561	-	1,561	3,136	-	4,697
Stock-based compensation	-	33,805	-	33,805	101,978	-	135,783
	-	548,218	-	548,218	2,272,571	-	2,820,789
Lake Douglas							
Plan of arrangement acquisition costs (1)	-	267,720	-	267,720	-	-	267,720
Option payments	-	95,000	-	95,000	119,000	-	214,000
Exploration costs							
Geological and geochemical	-	327,299	-	327,299	59,407	-	386,706
Drilling	-	3,552	-	3,552	318,838	-	322,390
Geophysical	-	165,291	-	165,291	27,990	-	193,281
Travel	-	1,593	-	1,593	-	-	1,593
Other	-	-	-	-	750	-	750
Stock-based compensation	-	90,146	-	90,146	20,880	-	111,026
	-	950,601	-	950,601	546,865	-	1,497,466
Recoveries (3)	-	(41,773)	-	(41,773)	(100,000)	-	(141,773)
	-	908,828	-	908,828	446,865	-	1,355,693
Other Base Metal Properties							
Plan of arrangement acquisition costs (1)	-	1,193,259	-	1,193,259	-	(177,253)	1,016,006
Option payments (2)	-	108,437	-	108,437	52,960	-	161,397
Exploration costs							
Geological and geochemical	-	58,247	(3,805)	54,442	165,019	(12)	219,449
Drilling	-	13,720	-	13,720	10,055	-	23,775
Geophysical	-	230,398	-	230,398	116,962	-	347,360
Travel	-	574	-	574	836	-	1,410
Other	-	16,726	-	16,726	9,997	-	26,723
Stock-based compensation	-	-	-	-	14,745	-	14,745
	-	1,621,361	(3,805)	1,617,556	370,574	(177,265)	1,810,865
Recoveries (3)	-	(144,480)	-	(144,480)	(116,273)	-	(260,753)
Project management fees	-	(1,125)	-	(1,125)	(6,976)	-	(8,101)
	-	1,475,756	(3,805)	1,471,951	247,325	(177,265)	1,542,011
	$ -	$ 9,492,701	$ (3,805)	$ 9,488,896	$ 3,490,458	$(2,486,581)	$ 10,492,773

1. Properties acquired pursuant to the Rubicon Plan of Arrangement were valued at their carrying amounts on Rubicon's books, which consisted of historical acquisition and exploration expenditures.
2. Option payments include cash and share payments made pursuant to various property agreements.
3. Recoveries represent exploration and acquisition costs funded by partners, exploration grants received and option payments received.

See accompanying notes to the financial statements

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in Canada under the Canada Business Corporations Act on July 4, 2006 and is in the business of acquiring and exploring mineral property interests in Canada. The Company was incorporated to be the recipient of the Newfoundland portfolio of mineral exploration properties previously owned by Rubicon Minerals Corporation ("Rubicon") as part of Rubicon's re-organization under a Plan of Arrangement. The Plan of Arrangement became effective on December 8, 2006. Refer to note 5.

At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its Canadian properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property. The Company is in the exploration stage.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and has an accumulated operating deficit of $3,213,100 at September 30, 2008. The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing to fund its exploration and administrative expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Summarized below are those policies considered particularly significant to the Company.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Actual results could differ from those estimates.

Mineral Property Costs

The Company records its interest in mineral properties at cost. Acquisition, option payments and direct exploration costs are deferred until the properties are placed into production, sold or abandoned, at which time these deferred costs will be amortized on a unit-of-production basis, charged to operations if sold, or written-off.

Mineral property cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of mineral property interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded amounts of property claim acquisition, option payments and direct exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company's management reviews capitalized costs on its property interests on a periodic and annual basis for impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property. Management's assessment of the property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Administration and management fees earned, which generally range from 8% to 10% of the allowable expenditures associated with exploration on certain properties, are offset against the historical costs deferred on those properties. Administrative costs are expensed as incurred.

Financial Instruments and Financial Risk

The Company's financial instruments consists of cash, temporary investments, amounts receivable, accounts payable and accrued liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company's shares on the TSX Venture Exchange on the date of the agreement to issue the shares or the date of share issuance. Shares issued as property option payments are valued at their fair market value on the date of issuance. Flow-through shares are common shares which are issued under an agreement that, as provided for in the Canadian Income Tax Act, the Company transfers to the purchaser of the shares the benefits of the exploration expenditures that are financed by the proceeds of the share issue.

Stock-based Compensation

The Company follows the Standards of the Canadian Institute of Chartered Accountants ("CICA") in connection with accounting for stock option-based compensation. The standard requires that all stock option-based awards made to consultants and employees be recognized in these financial statements and measured using a fair value-based method.

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital and the related contributed surplus, originally recognized when the options were granted, is transferred to share capital.

Income Taxes

The Company accounts for the tax consequences of the differences in the carrying amounts of assets and liabilities and their tax bases using tax rates expected to apply when these temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

Flow-through Shares

The Company has adopted the guidance of the CICA provided in Abstract #146 issued by its Emerging Issues Committee. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and shareholders' equity is reduced.

If the Company has sufficient unused tax loss carry-forwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry-forwards, a portion of such unrecognized losses is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

(Stated in Canadian Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Asset retirement obligation

The Company recognizes the fair value of an Asset Retirement Obligation ("ARO") in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value is determined through a review of engineering studies, industry guidelines and managements estimate on a site-by-site basis. The fair value of the ARO is recorded as a liability, with a corresponding increase in the amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proven and probable reserves. The liability amount of accretion is expensed in the period. Actual costs incurred upon the settlement of the ARO are charged against the liability. At September 30, 2008 the Company does not have any asset retirement obligations.

4. CHANGES IN ACCOUNTING POLICIES

Capital Disclosures

Effective October 1, 2007, the Company adopted new CICA Handbook section 1535 which requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance (note 15).

Financial Instruments - Disclosure and Presentation

Effective October 1, 2007, the Company adopted new CICA Handbook sections 3862 and 3863 which replace CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation. These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk (note 14). The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity's key management personnel.

The Company's financial instruments, at September 30, 2008, consist of cash equivalents, amounts receivable, investments in public companies, accounts payable and accrued liabilities. Cash equivalents, amounts receivable and investments in public companies have been classified as available for sale. The carrying values of cash equivalents and amounts receivable approximate their fair values due to their short term nature. Investments in public companies are revalued to market, based on quoted market prices, on acquisition and are re-valued to market at each succeeding period end. Unrealized changes in fair value are recorded as other comprehensive income and included in shareholders' equity. Accounts payable and accrued liabilities are classified as other financial liabilities, measured at amortized cost using the effective interest rate method, however due to their short term nature, their carrying amounts approximate fair value.

New Canadian Accounting Pronouncements

International Financial Reporting Standards ("IFRS")

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of October 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended September 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(Stated in Canadian Dollars)

5. PLAN OF ARRANGEMENT

Pursuant to the Rubicon Plan of Arrangement, the Company received all of Rubicon's Newfoundland mineral properties and Newfoundland office equipment in exchange for 12,801,768 common shares of the Company, which were distributed to the Rubicon shareholders of record at that time. The Company also accepted the obligation to issue shares upon the exercise of stock options and warrants issued under the Plan of Arrangement. These options and warrants represent the portion of the value of Rubicon options and warrants outstanding at the completion of the plan of arrangement attributable to the spun-out Newfoundland assets.

As no substantial change of ownership occurred on the asset transfer to the Company, the exchange was recorded at its net book value, as recorded on the books of Rubicon, as follows:

Assets received:		
Newfoundland mineral properties	$	6,979,704
Newfoundland office equipment		15,952
Shares issued - 12,801,738 common shares	$	6,995,656

POA Options and Warrants

(a) The Company granted 633,111 stock options to the holders of Rubicon stock options at the exercise price of $0.38 to $0.96 as required by the POA.

(b) The Company accepted the obligation to issue a total of up to 525,453 shares upon the future exercise of Rubicon warrants outstanding at the completion of the POA. The Company received $0.24 to $0.48 per Paragon share issued as stipulated by the POA.

6. CASH AND CASH EQUIVALENTS

Cash and cash equivalents, at the end of the period, consists of the following:

		September 30, 2008		September 30, 2007
Cash held in treasury accounts	$	749,796	$	330,255
Bankers acceptances with under 3 month maturity		638,480		711,103
Term deposits		204,752		200,203
	$	1,593,028	$	1,241,561

Cash consists of on demand deposits. Bankers' acceptances are guaranteed by major Canadian banks and matured between November 7, 2008 and December 10, 2008 with an aggregate carrying and fair value of $638,480 on September 30, 2008. Fair value is determined from broker quotes. Effective interest rates range between 2.86% and 2.97% for bankers' acceptances. Term deposits consist of on demand guaranteed investment certificates with effective interest rates of prime minus 2.05%.

7. EQUIPMENT

The Company's equipment at the end of the period is summarized as follows:

			September 30, 2008				September 30, 2007	
		Cost		Accumulated Amortization		Net Book Value		Net Book Value
Furniture and office equipment	$	7,186	$	1,202	$	5,984	$	2,417
Computer equipment		58,911		23,734		35,177		30,602
Software		25,302		9,681		15,621		8,250
	$	91,399	$	34,617	$	56,782	$	41,269

(Stated in Canadian Dollars)

8. MARKETABLE SECURITIES

The Company's marketable securities at the end of the period are summarized as follows:

September 30, 2008	**Number of shares at year end**	**Opening Balance**	**Additions at cost**	**Unrealized Loss**	**Market value**
Crosshair Exploration & Mining Ltd.	**40,000**	**$ 39,400**	**$ 7,600**	**$ (37,400)**	**$ 9,600**
Ucore Uranium Inc.	**99,500**	**20,400**	**38,437**	**(44,396)**	**14,441**
		$ 59,800	**$ 46,037**	**$ (81,796)**	**$ 24,041**

September 30, 2007	Number of shares at year end	Opening Balance	Additions at cost	Unrealized Loss	Market value
Crosshair Exploration & Mining Ltd.	20,000	$ -	$ 41,436	$ (2,036)	$ 39,400
Ucore Uranium Inc.	37,090	-	52,800	(32,400)	20,400
		$ -	$ 94,236	$ (34,436)	$ 59,800

Market values of public company shares have been determined from the quoted price of the shares on the exchange where they are listed, as of the end of the year. Unrealized losses are included as a component of Other comprehensive Loss.

9. MINERAL PROPERTIES

The following is a summary of the Company's Newfoundland property transactions and holdings since its inception in 2006.

GOLD PROPERTIES

JBP Linear Property

Pursuant to the Plan of Arrangement, the Company acquired a 100% interest in the JBP Linear property, subject to advance royalties of $15,000 per year commencing in 2007 and Net Smelter Return (NSR) royalties of up to 3%, of which up to 2% can be re-purchased by the Company.

The Company has granted a property option to acquire an interest in its JBP Linear Property as follows:

JBP-Appleton Linear Option Agreement (JBP Linear property) – Sprott Resource Corp.

On November 15, 2007, the Company optioned its 100% owned, JBP Linear property (and Appleton Linear property) to Sprott Resource Corp. ("Sprott"). Under the terms of the agreement, to earn an initial 55% interest in the project, Sprott must spend $2.125 million on exploration work over four years (including $375,000 firm in the first year), make option payments totaling $250,000 (including $25,000 firm in the first year), and make all underlying property payments. The agreement gives the Company the option to contribute $125,000 in the first year (completed), which has raised Sprott's fourth year exploration expenditure requirement by $250,000. When Sprott earns a 55% interest, a joint venture will

(Stated in Canadian Dollars)

9. MINERAL PROPERTIES *(continued)*

be formed with each party having the right to maintain its respective interest by funding its share of exploration costs. The agreement also gives Sprott the right, subject to certain conditions, to increase its interest to 70% by completing a feasibility study and providing a positive production decision.

Subsequent to year end, Sprott terminated its option to earn its interest in the property. As a result, the JBP-Appleton Linear property reverts 100% back to the Company with Sprott retaining no interest.

Golden Promise Property

Pursuant to the Plan of Arrangement, the Company acquired a 100% interest in the Golden Promise Property subject to a final option payment of $15,000 in 2007 ("paid"), advance royalties of $20,000 per year commencing in 2007 and Net Smelter Return (NSR) royalties of up to 2%, of which 1% can be re-purchased by the Company.

The Company has granted a property option to acquire an interest in its Golden Promise Property as follows:

Golden Promise Property Option Agreement – Crosshair Exploration & Mining Ltd.

Rubicon optioned the Golden Promise property to Crosshair Exploration & Mining Ltd. ("Crosshair") on May 1, 2006. Under the terms of the agreement, Crosshair must spend $4.0 million over four years, including $750,000 firm in the first year, make share payments totaling 80,000 shares including 20,000 shares firm in the first year and make underlying property payments, to earn a 60% interest in the project.

On June 4th 2008, the Company entered into an agreement to sell its interest in the Golden Promise gold property and its 40% interest in the South Golden Promise gold property, the Victoria Lake property, and the Victoria Lake 10118M property (collectively, the "Properties") to Crosshair and Gemini Metals Corp. ("Gemini"). Gemini is Crosshair's proposed spinout company to be formed to further explore its gold and base metal projects in Newfoundland. The Properties are all located in central Newfoundland and are all under option to or have been earned into by, Crosshair.

Under the terms of the agreement, the Company will receive approximately 16.2 million shares of Gemini and will be permitted to sell up to 1.33 million of its Gemini shares (or other agreed to amount) in a proposed secondary offering, forming part of Gemini's initial public offering. The Company is expected to retain a significant interest in Gemini on completion of Crosshair's proposed Plan of Arrangement, prospectus financing and secondary offering. Completion of the sale of the properties is subject to certain closing conditions including but not limited to finance pricing and acceptable share structure satisfactory to the Company, Crosshair and Gemini as well as acceptance by the TSX Venture Exchange and the Toronto Stock Exchange. In approving the proposed transaction, the Board of Directors of the Company has received an independent third-party view and analysis. The transaction was scheduled to be completed by January 31, 2009.

Since the announcement of this agreement, significant changes in market conditions and the resources sector has added further risk to this transaction being delayed or not completing.

Other Gold Properties

Pursuant to the Plan of Arrangement, the Company acquired a portfolio of 15 other gold properties. The Company holds or held a 100% interest in all these other gold properties during the fiscal year-ending September 30, 2008, with the exception of the Appleton Linear property and Huxter Lane SW property, where the Company can earn a 100% interest by making cash and share payments. The other gold properties are subject to varying NSR royalties of up to 3%, of which up to 2% can be re-purchased by the Company.

The Company has outstanding property option payments on the two optioned properties as follows:

(Stated in Canadian Dollars)

9. MINERAL PROPERTIES *(continued)*

Appleton Linear property

The Company holds options to earn a 100% interest in 2 of 4 properties (Bowater property and Linear property) that collectively, along with the 100%-owned Golden Bullet property and 100%-owned Appleton property, form the Appleton Linear property. To earn a 100% interest in the remaining 2 optioned properties, the Company must make the following payments to the property vendors:

a) Bowater property: $160,000 ($40,000 paid) in cash option payments.
b) Linear property: $145,000 ($65,000 paid) in cash option payments and issue 240,000 shares (120,000 shares issued).

The Company earned a 100% interest in the Appleton property in 2008 and has advance royalty payments of $20,000 per year on the property commencing in March 2009. Advance royalty payments of $25,000 per year commenced on the Golden Bullet property in 2007.

Huxter Lane SW property

On February 16, 2007 the Company acquired an option to earn a 100% interest in the Huxter Lane SW property. To earn 100% interest, the Company must make $80,000 ($22,500 paid) in cash option payments and issue 75,000 shares (22,500 shares issued) to the property vendors.

The Company has granted property options to acquire interests in five of its Other Gold Properties as follows:

JBP-Appleton Linear Option Agreement (Appleton Linear property) – Sprott Resource Corp.

On November 15, 2007, the Company optioned its Appleton Linear property (and JBP Linear property) to Sprott Resource Corp. ("Sprott"). See Gold Properties – JBP Linear Property for details of the option agreement.

Victoria Lake Option Agreement (South Golden Promise gold property) – Crosshair Exploration & Mining Ltd.

Crosshair acquired a 60% interest in one of the Company's gold properties (South Golden Promise property) and two base metal properties (Victoria Lake property and Victoria Lake 10188M property – see Other Base Metal Properties). Under the terms of the agreement, Crosshair spent $1.75 million over a four-year period and issued a total of 400,000 shares (issued previously to Rubicon). See below for further details on base metals properties.

On June 4th 2008, the Company entered into an agreement to sell its interest in the South Golden Promise property (see Gold Properties – Golden Promise Property for details)

Huxter Lane Option Agreement – Yamana Gold Inc.

Yamana Gold Inc. ("Yamana") held the option (formerly held by Meridian Gold Inc.) to acquire up to 70% interest in the Company's Huxter Lane Gold Property (2 licenses, 86 claims). Under the terms of the agreement, Yamana had earned a 55% interest in the property by spending $1,000,000 over a period of three years and making underlying cash payments to the vendor. In June 2008, Yamana elected to earn an additional 10% by funding the project to a bankable feasibility study. Yamana could have earned an additional 5% (for a total interest of 70%) by funding all costs to a positive production decision. Advanced royalty payments of $10,000 per year began on May, 2007.

Subsequent to year end, Yamana terminated its option on the property and the property has reverted 100% back to the Company with Yamana retaining no interest in the property.

(Stated in Canadian Dollars)

9. MINERAL PROPERTIES *(continued)*

Huxter Lane SW Option Land Offer – Yamana Gold Inc. (the "Land offer")

On March 20, 2007, under terms of the Huxter Lane Option Agreement, Yamana has elected to include the Huxter Lane SW property (2 licenses, 37 claims) under the Huxter Lane Option Agreement. Under the terms of the Land Offer, Yamana must make all underlying cash option payments and reimburse to the Company the cash equivalent value of the Paragon shares issued under the Company's Huxter Lane SW acquisition agreement based on the weighted 10-day average closing price which shall be capped at $1.50 per Paragon share.

Subsequent to year end, Yamana terminated its option to earn an interest in the property.

Long Pond Option Agreement – Metals Creek Resources Corp.

On August 14, 2008, the Company optioned its 100%-owned Long Pond gold property (2 mineral licenses, 63 claims) located in the Baie Verte area of north central Newfoundland to Metals Creek Resources Corp. ("Metals Creek"). Under the terms of the agreement Metals Creek must spend $500,000 over four years, including $50,000 firm in the first year, and make share issuances totaling 300,000 shares (including 50,000 shares firm in the first year) to earn a 60% interest in the project. The property is subject to an underlying 0.5% NSR agreement that can be purchased by the Company at any time for $500,000. Metals Creek will be the operator during the earn-in period.

BASE METAL PROPERTIES

South Tally Pond Property

On September 1, 2006 the Company signed an option to acquire a 100% interest in 2 mineral licenses (249 claims) located in central Newfoundland. In order for the Company to acquire the interest in the property it must:

a) Issue 250,000 shares on December 15, 2006, the option effective date (issued);
b) Issue 250,000 shares on December 15, 2007 (issued);
c) Issue 500,000 shares on the earlier of December 15, 2014 or the completion of a bankable feasibility study;
d) Fund exploration expenditures of $30,951 incurred by the option or prior to the option effective date (paid).

The property is subject to a 2% NSR royalty.

Lake Douglas Property

Pursuant to the Plan of Arrangement, the Company acquired an option to earn a 100% interest in the Lake Douglas property, pursuant to two agreements, by issuing 450,000 common shares and paying $500,000 in cash over 5 years according to the following schedule (all in addition to previous payments made by Rubicon pursuant to the option agreement):

Share option payments:	450,000 shares by January, 2011 (100,000 shares issued)
Cash option payments:	$500,000 by January, 2011 ($125,000 paid)

The property is subject to a 2% NSR royalty, of which Paragon may purchase 1% for $1,000,000 and a right of first refusal on the remaining 1% NSR.

Subsequent to September 30, 2008, the agreement was amended to decrease the aggregate cash option payments from $500,000 to $350,000 and to increase the number of common shares to be issued from 450,000 common shares to 600,000 common shares by January, 2012.

(Stated in Canadian Dollars)

9. MINERAL PROPERTIES *(continued)*

Other Base Metal Properties

Pursuant to the Plan of Arrangement, the Company acquired a portfolio of 9 other base metal properties with interests of 51% (Seal Bay property, West Cleary property), the option to earn a 100% interest in the Victoria Lake 10188M property (completed in fiscal 2007) and a 100% interest in the remaining properties. The Victoria Lake and Victoria Lake 10188M properties were subject to an option agreement with Crosshair, described earlier in these notes and completed in the current fiscal year, pursuant to which Crosshair earned a 60% interest in these properties. The properties are subject to NSR royalties of up to 2.5% of which up to 50% can be re-purchased by the Company. The Company also acquired three addition properties by Company staking following the Plan of Arrangement.

Victoria Lake Option Agreement (Victoria Lake and Victoria Lake 10188M properties)

As described above in the discussion of the Golden Promise property, the Company has entered into an agreement to sell its 40% interest in the Victoria Lake and Victoria Lake 10188M properties to Crosshair.

10. SHARE CAPITAL

a) Authorized share capital consists of an unlimited number of common shares without par value.

The following is a summary of changes in issued share capital:

	Year Ended September 30, 2008		Year Ended September 30, 2007	
	Number of Shares		Number of Shares	
Balance, beginning of the year	21,162,940	$10,883,983	-	$ -
Plan of Arrangement for property and office equipment	-	-	12,801,738	6,995,657
Private placements – non-flow-through	1,391,214	973,850	3,179,000	1,589,500
Private placements – flow-through	2,785,000	2,785,000	4,092,168	2,455,301
Mineral property acquisition	375,000	292,500	467,500	470,350
Options exercised	29,166	13,709	97,082	18,699
Fair value of options exercised	-	11,257	-	338
Warrants/Agent Options exercised	-	-	525,452	191,888
Finders' fee shares	196,759	143,634	-	-
Future taxes related to flow through renunciation	-	(877,275)	-	(837,750)
Other share issuance costs	-	(172,509)	-	-
Balance, end of the year	25,940,079	$14,054,149	21,162,940	$10,883,983

b) The following is a summary of changes in contributed surplus which consist entirely of stock based compensation transactions.

	September 30, 2008		September 30, 2007	
Balance at beginning of year	$	745,520	$	-
Stock-based compensation - operations		268,318		464,150
Stock-based compensation - properties		211,948		281,708
Fair value of options exercised		(11,257)		(338)
Balance at end of year	$	1,214,529	$	745,520

(Stated in Canadian Dollars)

10. SHARE CAPITAL *(continued)*

c) Stock Options

The Company has adopted an incentive stock option plan authorizing the issue of up to 20% of the amount of shares issued as at the initial listing date on the TSX Venture Exchange, 4,014,581 options. Under the plan, options may only be issued to directors, officers, employees and consultants of the Company and must be subject to a vesting period as required under TSX Venture Exchange policies. The term of each grant shall be no greater than 5 years from the date of grant. The option price shall be no less than the fair market value of the Company's shares on the date of the grant.

The following is a summary of the changes in the Company's outstanding stock options.

	September 30, 2008		September 30, 2007	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
		$		$
Balance at beginning of the year	1,943,013	0.677	-	
Granted pursuant to the Plan of Arrangement	-	-	633,111	0.62
Granted during the year	1,121,000	0.451	1,550,000	0.68
Exercised during the year	(29,166)	0.477	(97,082)	0.48
Expired or forfeited during the year	(416,000)	0.723	(143,016)	0.69
Outstanding at end of the year	2,618,847	0.596	1,943,013	0.67

The weighted average grant date fair value of options granted during the year was $0.40 (2007 $0.40).

Summary of stock options outstanding:

September 30, 2008

Stock Options	Number Outstanding	Weighted Average Price $	Weighted Average Life in Years
	435,000	0.28	4.69
	135,000	0.30	4.66
	16,666	0.38	1.92
	25,000	0.42	1.95
	35,000	0.45	3.89
	33,333	0.49	2.21
	460,000	0.61	4.35
	244,997	0.67	1.33
	39,686	0.69	1.25
	1,135,000	0.70	3.43
	56,665	0.84	0.33
	2,500	0.96	2.56
Total stock options	2,618,847	0.58	3.53

The fair value of options, including options granted pursuant to the Rubicon Plan of Arrangement, has been estimated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

(Stated in Canadian Dollars)

10. SHARE CAPITAL *(continued)*

	Year Ended September 30, 2 008	Year Ended September 30, 2007
Risk-free interest rate	2.88% to 3.48%	3.90%
Expected life	5.00 years	4.96 years
Expected volatility	117% to 148%	80%
Expected dividend yield	0%	0%

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

d) Summary of warrants outstanding:

September 30, 2008				
Warrants	Expiry Date	Number Outstanding	Weighted Average Price ($)	Weighted Average Life (years)
	December 8, 2008	3,179,000	1.00	0.19
	December 6, 2009	695,607	1.05	1.18
Total warrants		3,874,607	1.01	0.37

e) Obligation to issue shares

During the year ended September 30, 2007, the Company received $13,708 pursuant to a request to exercise stock options and 29,166 shares related to this option exercise were issued on January 14, 2008.

11. ACCUMULATED OTHER COMPREHENSIVE LOSS

	September 30, 2008	September 30, 2007
Accumulated other comprehensive loss, beginning of year	$ (34,718)	$ -
Other comprehensive loss for the year	(81,514)	(34,718)
Accumulated other comprehensive loss, end of year	$ (116,232)	$ (34,718)
Components of accumulated other comprehensive loss are:		
Unrealized losses on temporary investments	$ 282	$ (282)
Unrealized losses on public company shares	(81,796)	(34,436)
Other comprehensive loss	$ (81,514)	$ (34,718)

12. RELATED PARTY TRANSACTIONS

During the year ended September 30, 2007, the Company shared a director, David Adamson, a Chief Financial Officer, Robert Lewis and a VP Investor Relations, Bill Cavalluzzo with Rubicon Minerals Corporation, which was considered to be a related party. On June 1, 2008, Robert Lewis stepped down as the Company's part-time Chief Financial Officer in order to concentrate on Rubicon Minerals Corporation and additionally Rubicon ceased to provide accounting services to the Company. As such, as of June 1, 2008, Rubicon is no longer considered a related party. On September 1, 2008, the Company moved into its own offices at 701 West Georgia Street, Vancouver, BC and as such, no longer maintains a cost sharing arrangement with Rubicon for office facilities and administrative services.

(Stated in Canadian Dollars)

12. RELATED PARTY TRANSACTIONS *(continued)*

(a) During the year ended September 30, 2008, the Company paid or accrued to Rubicon $214,809 (2007 - $176,756) for shared and reimbursable costs, $nil (2007 - $74,009) for the Company's share of the costs incurred on the Rubicon Plan of Arrangement and $nil (2007 full year - $54,320) for refundable staking security deposits posted by Rubicon on the Company's properties. During the current year, the Company also invoiced Rubicon $18,229 (2007 - $91,619) for reimbursable costs. As at September 30, 2008, the Company owed Rubicon $nil (2007 - $20,434) and was owed $nil (2007 - $4,899) by Rubicon for grants received on Paragon's behalf and for salary reimbursements.

(b) Rubicon Plan of Arrangement

See note 5 for details of the completion of the Plan of Arrangement with Rubicon.

(c) NRD Agreement

Pursuant to an agreement with Rubicon, the Company may receive the following as proceeds from the optioning of certain mineral property interests in Newfoundland, where the optionees elect to continue the options.

(i) 125,000 shares of Ucore Uranium Inc. over 2 years (all issued in escrow; 93,750 released).

(ii) 30,020 shares of Ucore Uranium Inc as option payments on 3 properties (5,840 shares received). All three options were terminated in March 2008.

All related party transactions are recorded at fair value and incurred in the normal course of business, except transactions with Rubicon, related to the plan of arrangement which were recorded at Rubicon's carrying amounts.

13. INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2008	2007
Net loss for the year	$ (2,236,849)	$ (851,972)
Expected income tax recovery	(710,759)	(290,693)
Net adjustment for deductible and non-deductible expenses	349,936	32,678
Future income tax recovery related to flow-through renunciation	(877,275)	-
Total income taxes	$ (1,238,098)	$ (258,015)

The significant components of the Company's future income tax liabilities are as follows:

	2008	2007
Future income tax liability:		
Net mineral property carrying amounts in excess of tax pools	$ (604,055)	$ (825,584)
Equipment tax pool in excess of carrying value	9,866	2,873
Organizational costs	42,332	50,742
Tax cost in excess of carrying value of marketable securities	33,126	-
Non-capital loss carryforwards	299,820	192,235
Net future tax liability	$ (218,911)	$ (579,734)

13. INCOME TAXES *(continued)*

As at September 30, 2008, the Company has non-capital losses available for deduction against future year's taxable incomes amounting to $1,052,000. The Company has not recognized any future benefit for these tax losses and resource deductions, as it is not considered likely that they will be utilized. If unused, these losses will expire as follows:

2027	$	382,000
2028		670,000
	$	1,052,000

14. FINANCIAL INSTRUMENT RISKS

The Company's financial instruments are exposed to the following risks:

Credit Risk

The Company's primary exposure to credit risk is the risk of illiquidity of cash and cash equivalents, amounting to $1.59 million at September 30, 2008. As the Company's policy is to limit cash holdings and near cash investments to instruments issued by major Canadian banks, or investments of equivalent or better quality, the credit risk is considered by management to be negligible.

Amounts receivable at September 30, 2008, includes amounts due from joint venture partners for exploration managed by the Company on the Company's joint-ventured properties, in the amount of $142,091. The Company evaluates the credit worthiness of its partners and has the right to request cash advances for all work done on their behalf. Amounts receivable also includes a GST receivable of $84,791 due from the Canadian government.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company's only liquidity risk from financial instruments is its need to meet operating accounts payable requirements. The Company maintains sufficient cash balances to meet these needs.

Foreign Exchange Risk

The Company has virtually no foreign exchange risk as all its activities are carried out in Canada and all its financial assets and liabilities are denominated in Canadian dollars.

Interest Rate Risk

The Company is exposed to interest rate risk on its cash equivalent and temporary investments. The majority of these investments are in discounted instruments with pre-determined fixed yields. Interest rate movements will affect the fair value of these instruments so the Company manages maturity dates of these instruments to match cash flow needs, enabling realization at no loss in almost all cases. Unrealized gains and losses are reported in other comprehensive income.

A difference in interest rates of 0.5%, on the September 30, 2008 balance of cash investments, over a three month period, would result in a change to net income of approximately $10,540.

Price Risk

The Company is exposed to price risk on its holdings of public company shares. Allthough prices for these shares are extremely volatile, the small investment means the overall risk of value change is not significant. The Company has no specific policy to manage this risk. Unrealized gains and losses are reported in other comprehensive income. If market prices for all shares held by the Company had differed by 10% at September 30, 2008, there would have been a change in other comprehensive income of approximately $2,400.

(Stated in Canadian Dollars)

15. CAPITAL MANAGEMENT

The Company's objectives for the management of capital are to safeguard its ability to continue as a going concern including the preservation of capital, and to achieve reasonable returns on invested cash after satisfying the objective of preserving capital.

The Company considers its cash and short term investments to be its manageable capital. The Company's policy is to maintain sufficient cash and investment balances to cover operating and exploration costs over a reasonable future period, generally one to one and a half years. The Company accesses capital markets through equity issues as necessary and may also acquire additional funds where advantageous circumstances arise.

Excess cash investments are restricted to bankers' acceptances of major Canadian banks or instruments of equivalent or better quality. No investments in asset-backed commercial paper are permitted.

The Company currently has no externally-imposed capital requirements except to maintain sufficient cash and investment balances to meet exploration commitments entered into pursuant to flow-through share purchase agreements.

16. SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the year ended September 30, 2008, the Company issued 375,000 (2007 - 467,500) common shares at a value of $292,500 (2007 - $470,350) for mineral properties. The Company recorded stock based compensation of $211,948 (2007 - $97,006) as mineral property costs. Included in accounts payable and accrued liabilities at September 30, 2008 is $235,454 (2007 - $93,883) of mineral property costs. Included in accounts receivable at September 30, 2008 is $187,581 (2007 - $nil) of mineral property recoveries.

17. COMMITMENT

At September 30, 2008, the Company is to incur approximately $626,891 (2007 - $880,902) in eligible exploration expenditures prior to December 31, 2008 (completed) (2007 – December 31, 2007, completed) in order to complete obligations entered into under flow-through share purchase agreements.

18. COMPARATIVE FIGURES

The comparative figures have been reclassified where necessary to conform to the presentation of the current year.

Exemption No. 82-35102

PARAGON MINERALS CORPORATION

AMENDED MANAGEMENT DISCUSSION & ANALYSIS

YEAR END SEPTEMBER 30, 2008

Suite 1500 – 701 West Georgia Street, Vancouver BC V7Y 1C6
Tel: 604.629.2353 Fax: 604. 629.2489
E-mail: paragon@paragonminerals.com Website: www.paragonminerals.com

INTRODUCTION

The following Management Discussion and Analysis of the financial position and results of operations of Paragon Minerals Corporation ("Paragon" or the "Company"), dated January 14, 2009, should be read in conjunction with the audited financial statements for the year ended September 30, 2008 with comparative figures for the year ended September 30, 2007. All dollar figures stated herein are expressed in Canadian dollars, unless specified. Additional information about the Company can be found on SEDAR at www.sedar.com

Paragon is a Canadian-based junior exploration company engaged in the acquisition, exploration and development of gold and base metal projects, specifically within the Province of Newfoundland and Labrador. The Company has a significant portfolio of gold and base metal exploration properties in Newfoundland, which it is exploring through a combination of Company-funded exploration and partner-funded exploration. The Company is listed on the TSX Venture Exchange under the symbol "PGR".

The Company's head office and principal business address is Suite 1500, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6 and its registered and records office is located at 2800 Park Place, 666 Burrard Street, Vancouver, BC, V6C 2V6.

OVERVIEW

The Company was incorporated as "Paragon Minerals Corporation" under the Canadian Business Corporations Act ("CBCA") on July 4, 2006 in order to facilitate a Plan of Arrangement under which Rubicon Minerals Corporation ("Rubicon"), a public company whose shares are listed on the Toronto Stock Exchange and American Stock Exchange, would proceed with a reorganization which would have the result of dividing it's mineral assets between three separate public companies: the then existing Rubicon and two newly created companies, namely the Company and CopperCo Resource Corp ("CopperCo"). Upon completion of the Plan of Arrangement on December 8, 2006, the Company acquired the exploration assets held by Rubicon in the Province of Newfoundland & Labrador and the Territory of Nunavut. For additional details on the Arrangement, please refer to the Rubicon Management Information Circular dated July 7, 2006 and filed on SEDAR at www.sedar.com.

During the year ended September 30, 2008, the Company spent $4,676,280 on exploration of which $1,397,769 was funded by partners and grants (excluding stock based compensation of $211,947). Net losses for the year ended September 30, 2008 were $2,203,724. The Company continued to advance its key gold and base metal properties through partner-funded and company-funded exploration to the end of 2008. As part of its flow-through expenditure commitment, the Company has spent at least $612,000 on Company-funded exploration in the period October 1, 2008 to December 31, 2008.

In light of the recent uncertainty in the financial markets and resource sector, and in order to conserve its cash, the Company is planning to reduce its company-funded exploration activities in 2009 to the care and maintenance of its key properties. The Company has already significantly downsized its exploration staff and will also continue to reduce its non-core property portfolio as necessary to conserve cash. The Company has sufficient funds to maintain its operations through 2009 and is reviewing its core assets and assessing new opportunities. The Company's priority will be to maintain and secure additional partners for several of its 100%-owned gold and base metal projects, to evaluate all new opportunities for the Company, and to secure new financings for future exploration programs. The Company currently has two exploration JV partners including Crosshair Exploration & Mining Ltd. and Metals Creek Resources Corp. During the year, the Company announced plans to vend certain of its properties into a new company (Gemini) to be created by Crosshair. Due to the market downturn, the successful completion of this transaction is unlikely to occur exactly as planned, however, the Company is confident that the companies will complete a transaction on the properties during 2009.

MINERAL PROPERTIES

Pursuant to the Rubicon December 2006 Plan of Arrangement, Rubicon transferred to the Company its gold and base metal mineral properties located in the Province of Newfoundland & Labrador and the Territory of Nunavut. Through this transaction, the Company acquired a total of 27 exploration properties. As of September 30, 2008, the Company has 23 exploration properties (11 gold properties, 12 base metal properties) of which 4 gold properties were under option to exploration partners, 4 properties (2 gold and 2 base metal properties) are pending a property sale agreement, and one base metal property is pending a joint venture agreement. During the fiscal year the Company entered into the following property agreements:

JBP-Appleton Linear Property

On November 15, 2007, the Company optioned its 100%-owned JBP Linear Property and Appleton Linear Property, collectively the "JBP-Appleton Linear Property" to Sprott Resource Corp. ("Sprott"), whereby Sprott can earn a 55% interest in the two properties by spending $2.125 million on exploration over four years. The agreement also calls for Sprott to make $250,000 in payments to Paragon over the four years. The agreement gives Paragon the option to contribute an additional $125,000 in the first year which would then raise Sprott's fourth year exploration expenditure by $250,000. The agreement also gives Sprott the right, subject to certain conditions, to increase its interest to 70% by completing a feasibility study and providing a positive production decision. Paragon will be operator of the joint venture during the earn-in period. (This option agreement was terminated by Sprott on December 11, 2008 as it no longer fit with their corporate strategy)

Golden Promise, South Golden Promise, and Victoria Lake properties

On June 4th 2008, the Company entered into an agreement to sell its 40% interest in the Victoria Lake VMS property, the Victoria Lake 10188M VMS property, the South Golden Promise gold property, and its interest in the Golden Promise gold property (collectively, the "Properties") to Crosshair Exploration & Mining Ltd ("Crosshair") and Gemini Metals Corp ("Gemini"). Gemini is Crosshair's proposed spinout company to be formed to further explore its gold and base metal projects in Newfoundland. The Properties are all located in central Newfoundland and Crosshair has earned a 60% interest in the Victoria Lake properties and South Golden Promise property by having spent an aggregate of $1.75 million on exploration and making all property payments. At the Golden Promise property, Crosshair has the right to earn a 60% interest in the property from the Company over a four year period expiring in May 2010 by spending $4.0 million in exploration ($1.4 million spent to date).

Under the terms of the agreement, the Company will receive approximately 16.2 million shares of Gemini and will be permitted to sell up to 1.33 million of its Gemini shares (or other agreed to amount) in a proposed secondary offering, forming part of Gemini's initial public offering. The Company is expected to retain a significant interest in Gemini on completion of Crosshair's proposed Plan of Arrangement, prospectus financing and secondary offering. Completion of the sale of the properties is subject to certain closing conditions including but not limited to finance pricing and acceptable share structure satisfactory to the Company, Crosshair and Gemini as well as acceptance by the TSX Venture Exchange and the Toronto Stock Exchange. In approving the proposed transaction, the Board of Directors of the Company has received an independent third-party view and analysis. The transaction was scheduled to be completed by January 31, 2009.

Since the announcement of this agreement, significant changes in market conditions and the resources sector has added further risk to this transaction being delayed or not completing.

Long Pond gold property

On August 14, 2008, the Company optioned its 100%-owned Long Pond gold property (2 mineral licenses) located in the Baie Verte area of north central Newfoundland to Metals Creek Resources Corp. ("Metals Creek"). Under the terms of the agreement Metals Creek must spend $500,000 over four years, including $50,000 firm in the first year, and make share payment totaling 300,000 shares including 50,000 shares firm in the first year to earn a 60% interest in the project. The property is subject to an underlying 0.5% NSR agreement that can be purchased by Paragon at any time for $500,000. Metals Creek will be the operator during the earn-in period.

EXPLORATION UPDATE

Exploration on Company projects during the year ending September 30, 2008 focused on five company-funded exploration gold and base metal projects and five partner-funded projects. Company-funded exploration focused on the South Tally Pond base metal property and the area surrounding the South Tally Pond base metal project. The five partner-funded exploration projects include the Golden Promise project, JBP Linear project, Appleton Linear project, Huxter Lane project, and Long Pond project. Results from the exploration work during the fiscal year are summarized below with additional project information available on the Company website.

Company-Funded Projects

South Tally Pond Project – Lemarchant Prospect (base metal)

The South Tally Pond property is located in central Newfoundland and is under option from Altius Resources Inc., whereby the Company can earn a 100% interest in the property. The property is situated in the same volcanic belt and has strong similarities to the rocks that host Teck-Cominco's Duck Pond Mine (5.48 million tonnes of 3.3% copper, 5.8% zinc, 0.9% lead, 59 g/t silver and 0.86 g/t gold), located 20 kilometres to the northeast. The Company has a significant land position covering approximately 26,100 hectares immediately southwest of the Duck Pond Mine.

In October, 2007, the Company made a significant base metal discovery at the Lemarchant Prospect, where massive sulphides grading up to 9.46% zinc, 2.13% lead, 0.81% copper, 73.44 g/t silver, 1.85 g/t gold were intersected over 14.6 metres. The Lemarchant mineralization is hosted within a 4,000 metre long and 700 metre wide sequence of highly altered felsic volcanic rocks. Exploration work completed at the Lemarchant Prospect during the fiscal year included:

- In December 2007, the Company completed a 6 drillhole diamond drill program (2,848 metre) at the Lemarchant Prospect (LM07-13 to LM07-18).
- In April, 2008, the Company completed a 13 drillhole diamond drill program (4,217 metres) at the Lemarchant Prospect (LM08-19 to LM08-32).
- In April, 2008 the Company completed an extensive soil geochemical sampling program at the Lemarchant prospect (851 samples) and at Bindon's Pond (602 samples).
- In July, 2008, Quantec Geophysics Inc. completed the Titan 24 Deep Earth Imaging System field survey over the Lemarchant prospect. A total of 14.4 line-kilometres of DCIP (resistivity and chargeability) and MT (magnetotelluric resistivity) were surveyed on six, 2.4-kilometre long east-west gridlines spaced 200 metres apart (98+00N to 108+00N, inclusive).
- In September, 2008, the company resumed diamond drilling at the Lemarchant Prospect and completed 9 drillholes (3,000 metres) by early November, 2008 (LM08-32 to LM08-40).

The Lemarchant area is underlain by north-northwest striking sequence of bimodal submarine volcanic rocks (rhyolites and basalts) of the Tally Pond volcanic belt. The host rocks to the sulphide mineralization are moderate to intensely altered proximal felsic volcanic rocks consisting of rhyolite breccias, massive flows and lesser tuffaceous felsic rocks. The footwall to the semi-massive and massive sulphide mineralization is characterized by a well developed base-metal stringer system with associated variably quartz –sericite alteration and patchy to pervasive chlorite alteration that overall increases in intensity towards the north-northwest.

Wide-spaced drilling completed to-date at the Lemarchant Prospect has outlined precious metal-rich zinc-lead-copper semi-massive to massive sulphide mineralization over a 500-metre strike length from sections 101+00N and 106+00N. The mineralized zone is located approximately 200 to 300 metres below surface and appears to plunge gently to the north-northwest. Eight drillhole intercepts through the semi-massive to massive sulphide mineralization range from 3 to 14.6 metres in thickness. The overall width of the sulphide mineralization is not well constrained based on the current drilling, but locally measures up to 100 metres in width on two of the sections. The mineralized zone remains open along strike.

Current structural interpretation suggests that the volcanic rocks underlying the Lemarchant prospect are part of a fold–thrust belt, similar to that described for the greater Tally Pond volcanic belt. The relationship between the volcanic units is largely determined by the displacements of low angle thrust faults and higher angle block faults.

On July 22, 2008, Quantec Geophysics Inc. completed the Titan 24 Deep Earth Imaging System field survey over the Lemarchant prospect. A total of 14.4 line-kilometres of DCIP (resistivity and chargeability) and MT (magnetotelluric resistivity) were surveyed on six, 2.4 kilometres east-west gridlines spaced 200 metres apart (98+00N to 108+00N, inclusive). The six line survey was designed to help identify the signature of the precious metal-rich massive sulphide mineralization intersected by the Company drill programs, provide an additional method of defining and prioritizing drill targets, and locate additional target areas for drilling. The Titan geophysical survey outlined several high priority, multi-line anomalies in the west, central and east portions of the surveyed grid area.

The Company contracted Mira Geoscience to independently review the Titan 24 data and provide interpretations and drill target selection. The targets selected by Mira Geoscience largely reflected the approach chosen by the Company. Several of these targets were drill tested during the 2008 September-November drill program.

Drilling from September through November, 2008 further defined the massive sulphide mineralization intersected between sections 101+00N and 104+00N and extended the base metal semi-massive sulphide mineralization to the north onto section 106+00N (LM08-37). A further 100-metre step out drillhole to the north (LM08-38, Section 107+00N) intersected altered felsic volcanic rocks with a thick mafic intrusive (35 metres) cutting through the projected target zone. A further 100-metre step out drillhole to the south (LM08-39, Section 100+00N) intersected mafic volcanic rocks over most of its length with local intervals of mineralized felsic volcanic rocks in the projected target zone. Results of all drillholes (including all historic drill holes) are listed on the Company website.

South Tally Pond Project - Regional Area (base metal)

The South Tally Pond Project Regional Area consists of five, 100%-owned Company properties that cover the remainder of the prospective Tally Pond volcanic belt immediately southwest of the Duck Pond Mine. These properties surround the South Tally Pond property and include the Harpoon property, Gills Pond property, Barren Lake property, South Tally Pond Extension property and Higher Levels property. In order to begin evaluating these surrounding properties, the Company compiled all available data for the four property areas, completed an air photo interpretation, reviewed historical drill core from two areas, carried out regional till and soil geochemical sampling programs, and carried out geological mapping and prospecting in selected areas. Four of the key areas covered are summarized below.

Gills Pond Area
The Gills Pond area is located approximately 4 kilometres southwest of the Duck Pond Mine. A recent review of historic drill core by Paragon (29 hole, 5,482m; Rio Algom 1988-1989) and lithogeochemical sampling indicate the area is underlain by altered felsic volcanic stratigraphy similar to that seen at the Lemarchant prospect. The drilling intersected weakly to moderately sericite-silica-carbonate-chlorite altered and weakly mineralized felsic volcanic rocks to a depth of 525 metres. In June, the Company completed a regional till sampling program in the Gills Pond area in an effort to identify additional target areas. A total of 68 regional till samples were collected on flagged lines spaced 750 metres apart with samples collected every 500 metres, covering approximately 37 square kilometres. The till sample survey identified an area of anomalous geochemistry that hosts an existing Cu-Zn occurrence.

Beaver Lake Area
The Beaver Lake area is located approximately 17 kilometres south-southwest of the Duck Pond Mine and was previously explored by Noranda. A high priority VMS target is located in the main grid area and consists of a coincident ground and airborne electromagnetic conductors (1.4 kilometres long), two gravity anomalies (500 by 250 metres and 500 by 125 metres) located along the electromagnetic conductors, elevated zinc (up to 1200 ppm) in till samples, and semi-massive pyrite float assaying up to 1.19% zinc hosted within favourable felsic volcanic rocks. The main grid areas lies within a broader 3 kilometres long mapped VMS alteration zone. Historic drilling in the Beaver Lake area (3 holes, 604 metres) was completed outside of the main grid area and intersected altered and mineralized felsic volcanic rocks to a depth of 260 vertical metres. Follow-up geological mapping and prospecting on the main grid in August, 2008 led to recognition of a similar host rocks and stratigraphic environment underlying the Beaver Lake area to that observed at the nearby Lemarchant prospect.

Quinn Lake Area
The Quinn Lake area is located approximately 10 kilometres southwest of the Lemarchant prospect and is underlain by a similar altered felsic volcanic stratigraphy. In July 2008, a total of 52 regional till samples were collected from the Quinn Lake area on similar grid spacing as at Gills Pond to cover approximately 30 square kilometres. The till sample survey and prospecting in the area has outlined a zone of anomalous tills and coincident Cu-Au mineralized boulders in the southern part of this area. Additional follow-up prospecting and geophysical screening is required to outline the size and extent of mineralized float, till and possible outcropping of mineralized and altered bedrock.

Bindon's Pond Area
A winter soil sampling program completed in April 2008 identified zones of anomalous zinc (up to 1800 ppm), lead (up to 91 ppm), silver (up to 7.53 g/t) and gold (up to 138 ppb). The soil samples were collected over an area of

mapped altered felsic volcanic rocks with alteration and mineralization similar to that mapped at the Lemarchant prospect. The area is located approximately 2 kilometres northeast of the Lemarchant prospect, and is interpreted to be the folded eastern exposure of the felsic rocks seen at the Lemarchant prospect. No drilling has been completed in the Bindon's Pond area.

Lake Douglas Project (base metal)

In November 2007, the Company completed a seven hole diamond drill program (2,062 metres) aimed at testing a portion of the favourable stratigraphy that hosts the Lake Douglas base-metal massive sulphide occurrence. All seven drill holes intersected a thick sequence of moderately to strongly altered felsic volcanic rocks and sedimentary rocks over a strike length of 300 metres. Base metal mineralization within this felsic volcanic-sedimentary rock sequence consists of multiple zones of disseminated to stringer sulphide mineralization with local, semi-massive to massive sulphide intervals.

Drillhole LD07-04 intersected the most significant base and precious metal mineralization with 6.45 metres of semi-massive to massive sulphides grading 6.30% zinc, 4.19% lead, 0.39% copper and 82.86 g/t silver. The zinc-lead-copper-silver sulphide mineralization is hosted within the sedimentary-volcanic sequence and is similar to the massive sulphides exposed at surface in the Lake Douglas trench. The other drillholes, completed along strike (in both directions) and down dip (LD07-05) of drillhole LD07-04 intersected zones of anomalous zinc-lead-copper-silver-gold mineralization over widths of up to 17 metres. Significant assay results include:

Drillhole	From (m)	To (m)	Interval (m)	Zinc (%)	Lead (%)	Copper (%)	Silver (g/t)	Gold (g/t)
LD07-04	43.00	53.00	10.00	4.37	2.88	0.26	56.84	0.01
including	44.30	46.40	2.10	8.29	5.67	0.29	90.56	Trace
	44.30	50.75	6.45	6.30	4.19	0.39	82.86	0.01
	47.70	50.75	3.05	7.41	4.77	0.41	109.42	0.19

(Note: Reported core length intervals are interpreted to be approximately 80% true thickness)

Other Properties (base metals)

Winter Hill Property
In November 2007, the company completed prospecting and soil sampling on the western claim block of the Winter Hill project. The program was designed to follow-up on several significant airborne geophysical EM anomalies and known bedrock mineralization in the Olive Pond area. Previous prospecting and rock grab sampling in the area returned assays up to 6.40% zinc. Soil geochemistry results from the area indicate a multi-element soil geochemical anomaly over a 1,100 metre strike length with up to 1600 ppm zinc, up to 149 ppm lead, up to 188 ppm copper. The lengthy soil anomaly coincides with a moderate to strong airborne EM conductor, variably altered pyritic felsic volcanic rocks and known in-situ base metal mineralization. No other field work was completed during the period.

Lewis Lake Property
No field work was completed during the fiscal year ending September 30, 2008. A soil sampling program (683 samples) was completed over a priority area in early December 2008. Sample results are pending.

Seal Bay JV Property
No further field work was completed during the fiscal year ending September 30, 2008.

West Cleary JV Property
No further field work was completed during the fiscal year ending September 30, 2008 and, in agreement with partner Xstrata the property was allowed to lapse.

Hungry Hill Property
No further field work was completed during the fiscal year ending September 30, 2008 and the property was allowed to lapse

Other Properties (gold)

New World Property
In November, 2007 the Company completed two diamond drillholes (291.5 metres) on the New World project. Drilling targeted a moderate to strong soil geochemical anomaly located along the 15-kilometre long New World Gold Trend. The New World Trend is a sedimentary-hosted gold target along which numerous gold occurrences have been located. Gold assay results from this initial drill program include 0.71 g/t gold over 4.0 metres (NW07-01) and 1.35 g/t gold over 1.1 metres (NW07-02). The property was returned in good standing to the vendor in October 2008. The Company retains no interest in the property.

Incognita Property
In July 2008, the Company spent 7 days evaluating the LH131 claim and 2 prospecting permits on south Baffin Island, Nunavut. The single claim (acquired through the Plan of Arrangement) hosts a gold showing with grab samples grading up to 16.8 g/t gold. The gold showing was discovered by Rubicon Minerals Corporation late in the 1997 field season received only a cursory, snow covered field examination. The follow-up field visit in July determined the surface extent of the gold mineralization appeared to be limited and given the remote location is not worth pursuing at this time. The claim was not taken to lease and has been allowed to lapse.

Maritec Property
Results of the data compilation completed in the first quarter indicate that the Maritec property is underlain by gold-bearing pyritic iron formation of the Goldenville Trend and gold-bearing quartz carbonate veins hosted within altered mafic and ultramafic rocks. Assays up to 9.8 g/t gold were obtained from grab samples. No additional work was completed during the fiscal year ending September 30, 2008.

Glenwood Property
No further field work was completed during the fiscal year ending September 30, 2008.

Jonathans Pond Property
No further field work was completed during the fiscal year ending September 30, 2008.

Mt Peyton Property
No further field work was completed during the fiscal year ending September 30, 2008. The property was returned in good standing to the vendor in November 2008. The Company retains no interest in the property.

Startrack Property
No further field work was completed during the fiscal year ending September 30, 2008. The property was returned in good standing to the vendor. The Company retains no interest in the property.

Wings Point Property
No further field work was completed during the fiscal year ending September 30, 2008. The property was returned in good standing to the vendor. The Company retains no interest the property.

TCH Property
No further field work was completed during the fiscal year ending September 30, 2008. The property was returned in good standing to the vendor. The Company retains no interest in the property.

Partner-Funded Projects

JBP–Appleton Linear Property (gold)

The Company optioned the JBP Linear Property and Appleton Linear Property, collectively the "JBP-Appleton Linear Property" to Sprott Resource Corp. ("Sprott") on November 15, 2007, whereby Sprott can earn a 55% interest in the two properties by spending $2.125 million on exploration over four years. The agreement also gives Sprott the right, subject to certain conditions, to increase its interest to 70% by completing a feasibility study and providing a positive production decision. The contiguous properties are located approximately 15 kilometres northwest of the town of Gander, Newfoundland.

On April 2008, the Company (operator) and Sprott completed a 13-hole diamond drill program (2,135 metres) on the JBP Linear property. The drilling was aimed at testing a favorable IP geophysical trend that extends between the

H-Pond and Pocket Pond gold prospects (located 3 kilometres apart) and a parallel IP geophysical trend (West Pocket Pond Trend) located 500 metres to the west. Drilling at the Pocket Pond gold prospect (8 holes, 1,323.7 metres) continues to outline a significant gold-bearing quartz vein zone that now extends over a 950 metres strike length. The vein zone consists of multiple quartz veined intervals measuring up to 19.5 metres in thickness and enveloped within a broader zone of moderate to intense sericite-carbonate alteration. The Pocket Pond vein zone is open along strike and to depth and is interpreted to be in the same structural/alteration corridor as H-Pond gold prospect which has a 700-metre strike length. Significant assays from the Pocket Pond zone include:

HP07-39: 1.89 g/t gold over 12.6 metres including 14.36 g/t gold over 0.50 metres;
HP08-44: 12.43 g/t gold over 3.4 metres including 84.77 g/t gold over 0.50 metres; and
HP08-48: 11.11 g/t gold over 11.90 metres including 255.0 g/t gold over 0.50 metres.
(Note: True thickness interpreted to be 90-100% of core length)

Two drill holes (351.6 metres) tested the West Pocket Pond Trend where prospecting has returned quartz float grab samples of up to 252.0 g/t gold. The two drillholes intersected significant quartz vein zones measuring up to 10 metres in thickness over broad intervals up to 90 metres wide. No significant gold assays were reported.

On July 5, 2008, the Company (operator) and Sprott completed a 6-hole diamond drill program (625 metres) on the adjacent Appleton Linear property, targeting the strike and down-plunge potential of three gold prospects including the Dome, Road and Keats/Baseline prospects. Previous drilling tested these prospects over short strike lengths (< 175 metres) and shallow depths (< 75 metres). The most significant results were from the Keats/Baseline prospect where drilling extended the vein zone over a 280 metres strike length and to a depth of 70 metres. The vein zone remains open along strike and to depth. Significant assay results from the two drillholes at the Keats/Baseline prospect include:

LG08-49: 13.2 g/t gold over 0.9 metres including 28.0 g/t gold over 0.40 metres;
LG08-49: 5.7 g/t gold over 1.1 metres including 8.7 g/t gold over 0.70 metres;
LG08-48: 2.5 g/t gold over 3.6 metres including 5.8 g/t gold over 1.2 metres; and
LG08-48: 1.4 g/t gold over 11.6 metres including 4.1 g/t gold over 1.9 metres.
(Note: True thickness interpreted to be approximately 50-70% of core length)

On December 11, 2008 Sprott notified the Company that has elected to withdraw from this option agreement as it no longer fits their corporate strategy. As a result, the JBP-Appleton Linear property reverts 100% back to the Company with Sprott retaining no interest. The Company will review the results of the exploration work at the JBP-Appleton Linear Property and evaluate plans for continued exploration on the properties.

Huxter Lane Property (gold)

In June 2008, the Company was informed by partner Yamana Gold Inc ("Yamana") that it would continue to fund exploration at the Huxter Lane Project. Yamana has earned a 55% interest in the project by spending $1 million on exploration and in June, 2008 elected to earn an additional 10% interest by completing an industry standard "bankable feasibility study" based on a minimum 500,000 ounce gold resource and spending a minimum $250,000 per year on exploration. (Note - the Huxter Lane option agreement was originally with Meridian Gold Inc. who were acquired by Yamana in October, 2007)

The Huxter Lane Project is a bulk-mineable gold target located 90 kilometres south of Grand Falls - Windsor in central Newfoundland. The two initial drill programs, totaling 25 holes (4,144 metres) outlined a significant gold-bearing, porphyritic intrusion over a strike length of 750 metres and to a shallow vertical depth of 224 metres. The mineralized porphyry dips gently to the south and typically contains up to 5% disseminated and vein-hosted arsenopyrite-pyrite mineralization. The mineralized porphyry remains open along strike and to depth. Significant drill intercepts to date include 2.21 g/t gold over 35 metres (HX06-16), 1.07 g/t gold over 28.6 metres (HX06-01), 2.00 g/t gold over 16.85 metres (HX07-24) and 0.67 g/t gold over 103.35 metres (HX07-20).

Initial metallurgical testing completed by Yamana on two drill holes indicates that the gold is refractory having recoveries in the 4% range by conventional milling techniques. Subsequent flotation tests on the same samples indicate that 87.7% of the gold reports to concentrate weighing 16.3% that of the original feed (crushed to 80% -75 um) and indicate that the gold can be effectively extracted via this process.

On August 24, 2008, the Company (operator) completed a third diamond drill program (6 holes; 1,222 metres) on the property. The drilling successfully extended the mineralized quartz feldspar porphyry a further 250 metres to the southwest and up to 300 metres down-dip of previous drilling. The mineralized porphyry is now defined by wide-spaced drilling over a 1000 metre strike length and width of up to 500 metres. The mineralized quartz feldspar porphyry remains open along strike and to depth. Significant assays from the 2008 drill program include 0.84 g/t gold over 20.0 meters and 0.54 g/t gold over 11.4 meters (HX08-29) and 0.41 g/t gold over 56.5 meters (HX08-30).

On December 10, 2008 Yamana notified the Company that it is withdrawing from the Huxter Lane Joint Venture as part of its plans to refocus its exploration efforts. As a result, the Huxter Lane property reverts 100% back to the Company with Yamana retaining no interest in the property. The Company will review the exploration results to date and evaluate plans for continued exploration on the Huxter Lane property.

Golden Promise Property (gold)

In December 2007, the Company (operator) and its partner Crosshair Exploration & Mining Ltd ("Crosshair") completed eight drillholes (1,311.4 metres) on the Jaclyn Main Zone. The November–December drill program was part of a larger drill program completed earlier in 2007.

Six of the drill holes (GP07-91 to GP07-96) evaluated the central portion of the vein zone and two drill holes (GP07-97 and GP07-98) tested the eastern extent of the Jaclyn Main Zone to a vertical depth of 210 metres below surface. The drilling intersected quartz veining in all drill holes with all eight drill holes containing visible gold. Drill hole GP07-92 intersected multiple gold bearing quartz veins with abundant visible gold and represents the widest economic grade gold intersection to date along the Jaclyn Main Zone (10.41 g/t gold over 4.70 metres including 64.49 g/t gold over 0.50 metres). Drill hole GP07-98, the easternmost drill hole completed to date intersected a thick, 1.70 metre wide (core length) gold-bearing quartz vein at a depth of 210 vertical metres (6.87 g/t gold over 1.70 metres including 18.59 g/t gold over 0.45 metres) and underscores the continuation and potential of the Jaclyn Main Zone to the east.

In April 2008, Crosshair completed a resource estimate based on 68 drill holes at the Jaclyn Main Zone. The 43-101 technical report indicates an inferred resource of 89,500 contained ounces of gold (921,000 tonnes averaging 3.02 g Au/t) at a 1 g/t Au cutoff at the Jaclyn Main Zone.

On June 4, 2008, the Company entered into an agreement to sell its interest in the Golden Promise property, and its 40% interest in the Victoria Lake VMS property, Victoria Lake 10188M property, and South Golden Promise gold property (collectively, the "Properties") to Crosshair and Gemini Metals Corp ("Gemini"). Gemini is Crosshair's proposed spinout company to be formed to further explore its gold and base metal projects in Newfoundland (see Mineral Properties section for further details).

Long Pond Property (gold)

On August 14, 2008, the Company optioned its 100%-owned Long Pond gold property (2 mineral licenses) located in the Baie Verte area of north central Newfoundland to Metals Creek Resources Corp. ("Metals Creek"). Under the terms of the agreement Metals Creek must spend $500,000 over four years, including $50,000 firm in the first year, and make share payment totaling 300,000 shares including 50,000 shares firm in the first year to earn a 60% interest in the project. The Property is subject to an underlying 0.5% NSR agreement that can be purchased by Paragon at any time for $500,000. Metals Creek will be the operator during the earn-in period.

Exploration work by the Company and previous workers has documented a mesothermal gold vein environment with strong similarities to the mafic-ultramafic hosted world class gold deposits of the Abitibi greenstone belts in Canada. Metals Creek completed an airborne geophysical survey (Geotech's VTEM Survey) over the property area.

EXPLORATION OUTLOOK

The Company will continue to advance its gold and base metal properties through a combination of company-funded and partner-funded exploration to the end of 2008. As part of its flow-through expenditure commitment, the Company will spend at least $612,000 on Company funded exploration in the period October 1, 2008 to December 31, 2008.

In light of the recent uncertainty in the financial markets and resource sector, and in order to conserve its cash, the Company is planning to reduce its company-funded exploration activities in 2009 to the care and maintenance of its key properties. The Company has already significantly downsized its exploration staff and will also continue to reduce its non-core property portfolio as necessary to conserve cash. The staff reductions have included the departure of Bruce Mitton, the Company's Vice-President Exploration along with the lay-off of geotechnical and administration support staff in November/December 2008. David Copeland, the Company's Exploration Manager will continue to manage the Company's exploration efforts in Newfoundland & Labrador.

The Company has sufficient funds to maintain its operations through 2009 and is reviewing its core assets and assessing new opportunities. The Company's priority will be to maintain and secure additional partners for several of its 100%-owned gold and base metal projects, to evaluate all new opportunities for the Company, and to secure new financings for future exploration programs.

The Company currently has two exploration JV partners including Crosshair Exploration & Mining Ltd. and Metals Creek Resources Corp. During the year, the Company announced plans to vend certain of its properties into a new company (Gemini) to be created by Crosshair. Due to the market downturn, the successful completion of this transaction is unlikely to occur exactly as planned, however, the Company is confident that the companies will complete a transaction on the properties in some form during 2009.

MANAGEMENT CHANGES

On June 1, 2008, Robert Lewis stepped down as the part-time Chief Financial Officer in order to concentrate on Rubicon Minerals Corporation.

On June 1, 2008, the Company appointed Tom R. Wilson, CA to the part-time position of Chief Financial Officer. Mr. Wilson is a Chartered Accountant and founding partner of CWA Consulting Inc., a professional services firm that provides contract accounting, tax and internal control consulting services to both public and private companies.

On June 9, 2008, the Company appointed Brue E. Mitton, P.Geo. as the Vice-President Exploration. Mr. Mitton is a professional geologist with 23 years of experience with major and junior mining companies in managing and evaluating gold and base metal projects and new business opportunities throughout central and eastern Canada, as well as internationally.

On December 5, 2008, the Company ended its employment contract with Mr. Bruce Mitton, P.Geo., Vice President Exploration in conjunction with other exploration staff reductions in November/December, 2008.

RESULT OF OPERATIONS

For the year ended September 30, 2008, the Company incurred net losses of $2,203,724 ($0.09 per share) compared to a net loss of $851,972 ($0.05 per share) incurred in the year ended September 30, 2007, an increase in net loss of $1,351,752. Causes of variances were as follows:

- Consulting was lower by $25,363 due to the increased use of in-house staff.
- General mineral exploration was lower by $32,307 as the company's exploration expenditures were focused on its existing exploration projects as summarized on the balance sheet.
- Investor relations were higher by $39,409 due to in-house staffing costs, costs related to investor conferences, and the full year of activities in fiscal 2008 (fiscal 2007 excluded the first two months before completion of the Plan of Arrangement).
- Office expenses increased by $68,315 due to the full year of activities in fiscal 2008 (fiscal 2007 excluded the first two months before completion of the Plan of Arrangement) and the moving of the exploration field office and key personnel from Gander, NL to St. John's, NL.
- Plan of Arrangement costs were nil (lower by $74,009) due to completion of the plan of arrangement in the prior year. No expenses were incurred in the current period.

- Salaries and management expenses were higher by $83,083 due to in-house office staffing costs and the full year of activities in fiscal 2008 (fiscal 2007 excluded the first two months before completion of the Plan of Arrangement).
- Stock based compensation was lower by $195,832 due to fewer options being granted and vested in the 2008 fiscal year.
- Write-off of deferred property costs increased by $2,482,777 due to properties being dropped and/or returned to vendors. Properties included West Cleary, Hungry Hill, Wings Point, Star Track, TCH, New World, and Mt Peyton.
- Future income tax recoveries, arising from favourable imbalances in tax return pools, increased by $946,957 due to adjustments to tax pool balances.

Selected Annual Information (based on Canadian GAAP)

Fiscal year ended September 30,	2008	2007
	$	$
Interest and miscellaneous income	89,364	79,087
Gain on sale of investments	Nil	Nil
Net Loss	(2,203,724)	(851,972)
Basic and diluted net loss per share	(0.09)	(0.05)
Total assets	12,526,365	11,808,631
Total long-term financial liabilities	Nil	Nil
Cash dividends	Nil	Nil

Selected Quarterly Information

The Company's financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") in Canadian dollars.

	Q4 September 30, 2008	Q3 June 30, 2008	Q2 March 31, 2008	Q1 December 31, 2007	Q4 September 30, 2007	Q3 June 30, 2007	Q2 March 31, 2007	Q1 December 31, 2006
	$	$	$	$	$	$	$	$
Interest income	15,684	10,688	39,763	23,229	16,155	2,5300	31,878	5,754
Net loss	(1,827,536)	13,140	(176,598)	(212,730)	(169,343)	(282,809)	(152,867)	(206,471)
Basic and diluted loss per share	(0.07)	0.00	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.03)

Income/loss is not affected by seasonality but can fluctuate considerably due to events such as mineral property write-offs, new stock option grants, flow-through share renunciations and corporate re-organizations.

Liquidity and Capital Resources

As at September 30, 2008, the Company had cash and cash equivalents and short term money market investments of $1.59 million compared to $1.24 million at September 30, 2007. The increase in cash is mainly due to the financing described below under "Financing Details". Working capital for the period ended September 30, 2008 was $1.62 million as compared to $1.62 million at September 30, 2007.

As at September 30, 2008 the Company had CEE spending commitments of approximately $612,000 to be completed by December 31, 2008 as compared to $880,000 at September 30, 2007, which were met by the required date of December 31, 2007.
At September 30, 2008, the Company, in addition to demand deposits at the Bank of Montreal, held two bankers acceptances. The Company considers that although these instruments are exposed to interest rate risk, market price risk and credit risk; these risks are negligible. The Company's policy on investment of short term funds is to invest only in instruments guaranteed by the federal or a provincial government of Canada, a major Canadian bank or an institution of similar credit worthiness.

Other sources of funds, during the year ended September 30, 2008, included recovery of exploration costs and property management fees from optionees of the Company's properties of $1.39 million.

The Company has sufficient funds to carry out its remaining exploration plans for 2008. The Company has sufficient funds to maintain its operations through 2009, but it will not be able to maintain the same level of company-funded exploration that it has in previous two years without further financings. The Company's priority in 2009 will be to maintain its current partners, secure additional partners for several of its 100%-owned gold and base metal projects, evaluate new opportunities for the Company, and secure new financings for future exploration programs.

Financing Details

On December 6, 2007 the Company closed a non-brokered private placement, issuing 1,391,214 non-flow-through units at a purchase price of $0.70 per unit for gross proceeds of $973,850 and 2,785,000 flow-through shares at a purchase price of $1.00 per share for gross proceeds of $2,785,000. The non-flow-through units consist of one common share of the Company and one-half of one non-transferable common share purchase warrant at an exercise price $1.05 exercisable for two years. As part of the financing the Company issued 196,795 common shares as a finder's fee.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements other than that which is disclosed under note 11(c) "NRD Agreement", of the financial statements.

Related Party Transactions

The Company shared a director, David Adamson, a Chief Financial Officer, Robert Lewis and a VP Investor Relations, Bill Cavalluzzo with Rubicon Minerals Corporation and was considered a related party. On June 1, 2008, Robert Lewis stepped down as the Company's part-time Chief Financial Officer in order to concentrate on Rubicon Minerals Corporation and additionally Rubicon ceased to provide accounting services to the Company. As such, as of June 1, 2008, Rubicon is no longer considered a related party. On September 1, 2008, the Company moved into its own offices at 701 West Georgia Street, Vancouver, BC and as such, no longer maintains a cost sharing arrangement with Rubicon for office facilities and administrative services. See note 12 to the financial statements for additional details.

Fourth Quarter

Significant items that effected the statement of operations of the Company during the quarter ended September 30, 2008 were office costs of $71,107 related to moving of the field office and two employees from Gander, NL to St. John's, NL and the moving of the Company's corporate office; stock-based compensation of $111,956 recognized for options vesting during the quarter; and property write-offs totaling $2,486,581 (including $1,102,931in write-offs relating to properties dropped subsequent to year-end). The future income tax recovery increased by $907,225 during the quarter largely as the result of the reversal of temporary taxable differences relating to the write-off of deferred property costs during the quarter. All other items on the statement of operations were consistent in the three month period ending September 30, 2008 when compared to the previous quarter. There were no significant year-end adjustments during the fourth quarter other than the expensing of all costs relating to properties dropped during the quarter and subsequent to year-end.

The Company spent $1,027,464 on mineral property expenditures during the quarter which includes $448,020 in partner-funded mineral property expenditures. The expenditures included drilling programs on the partner-funded Huxter Lane and Appleton Linear properties and the Company-funded South Tally Pond project.
During the fourth quarter, the Company entered into operating lease agreements for its office premises in Vancouver, BC (2 year) and field office in St. Johns, NL (3 year). The annual commitments under these leases are: fiscal 2009 - $71,837; 2010 - $71,837 and 2011- $42,617.

The Company also signed an option agreement with Metals Creek Resources Corp ("Metals Creek") during the quarter whereby Metals Creek can earn a 60% interest in the Company's Long Pond Property located in the Baie Verte area of Newfoundland. Details of this option agreement are found in Note 9 to the financial statements and in the Mineral Properties section of this document.

CRITICAL ACCOUNTING POLICIES

The Company's significant accounting policies are described in Note 2 of the September 31, 2008 financial statements. The Company considers the following policies to be most critical in understanding its financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting policies requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates are based on past experience, industry trends and known commitments and events. By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

Carrying value of mineral property interests

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs. Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value. Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property. The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property's estimated fair value.

Stock-based compensation

The Company has adopted the fair value based method of accounting for stock option and compensatory warrant awards granted to directors, employees and consultants. Under this method, the fair value of compensatory warrants or agents stock options are calculated at the grant date and recorded as share issue costs at the date of grant, with the offsetting credit to contributed surplus. Employee and consultant options are expensed over the period in which related services are rendered. If the stock options are exercised, the proceeds are credited to share capital.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted. This model is subject to various assumptions and estimates including the Company's future stock volatility, expected life of options granted, and the risk free interest rate. The Company believes its estimates are reasonable under the circumstances.

Flow-through share renunciations

Upon the renunciation of the tax benefits of exploration expenditures to flow-through shareholders, the Company reduces share capital and records a temporary future income tax liability for the amount of the tax deduction transferred to shareholders. In instances where the Company has available tax loss carry forwards or other deductible temporary differences, the benefits of which have not previously been recognized, those benefits will be re-instated and credited to income in the period of renunciation.

Changes in Accounting Policies including Initial Adoption

Capital Disclosures, CICA Handbook Section 1535

Effective October 1, 2007, the Company adopted new CICA Handbook section 1535 which requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

Financial Instruments - Disclosure and Presentation, CICA Handbook Sections 3862 and 3863

Effective October 1, 2007, the Company adopted new CICA Handbook sections 3862 and 3863 which replace CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation. These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity's key management personnel.

New Accounting Pronouncements

The following pronouncements recently issued by the Canadian Institute of Chartered Accountants ("CICA") will likely impact the Company's future accounting policies:

International Financial Reporting Standards ("IFRS")

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Outstanding Share Data

As at September 30, 2008, the Company had the following common shares, stock options and warrants outstanding:

Issued and Outstanding Common shares	25,940,079
Stock options	
Plan of Arrangement Distribution Options*	418,847
Options granted by the Company	2,200,000
Warrants	
Paragon Private Placement Warrants	3,874,607
Fully diluted shares outstanding	32,433,533

* Option obligations accepted by Paragon pursuant to the Plan of Arrangement.

Additional information on the Company, including other public filings, is available on SEDAR at www.sedar.com.

RISK FACTORS

Companies operating in the mining industry face many and varied kinds of risk. While risk management cannot eliminate the impact of potential risks, the Company strives to manage such risks to the extent possible and practical. The following are the risk factors most applicable to the company:

Industry

Exploring and developing mineral resource projects bears a high potential for all manner of risks. The Company properties are in the exploration stage and are without a known body of commercial ore. Development of any of the

Company's properties will only follow upon obtaining satisfactory exploration results, mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that Company's mineral exploration activities will result in the discovery of a body of commercial ore on any of its properties. Several years may pass between the discovery of a deposit and its exploitation. Most exploration projects do not result in the discovery of commercially mineable mineralized deposits

Financing

The Company is in the exploration stage and as such has no significant source of revenue. Its continued operations are dependent upon the ability of the company to obtain additional equity or partner financing. Obtaining further financing may be dependent upon market conditions and results of exploration. There is no assurance that the Company's exploration efforts will be successful or that market conditions will be favourable. The Company will require additional funding to maintain its mineral properties in good standing. The lack of additional financing could result in delay or indefinite postponement of further exploration and possible, partial or total loss of Paragon's interest in its mineral properties.

Title

There is no guarantee that title to properties in which Company has a material interest will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. In addition, certain of the mining claims in which the Company has an interest are not recorded in the name of the Company and cannot be recorded until certain steps are taken by other parties. Before a number of claims under option can be recorded in Company's name, the underlying title holder has to assign title to the Company once the Company satisfies its option agreement obligations. There are no assurances that the underlying title holder will assign title.

Operating Hazards and Risks

Mineral exploration involves many risks. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the conduct of exploration programs.

Environmental Factors

The Company currently conducts exploration activities in the Canadian Province of Newfoundland and Labrador. Such activities are subject to various laws, rules and regulations governing the protection of the environment. In Canada, extensive environmental legislation has been enacted by federal and provincial governments. Such legislation imposes rigorous standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water. All phases of the Company's operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. The cost of compliance with changes in governmental regulations has the potential to preclude entirely the economic development of a property.

The Company is able to conduct its exploration within the provisions of the applicable environmental legislation without undue constraint on its ability to carry on efficient operations. The estimated annual cost of environmental compliance for all properties held by the Company in the exploration stage is minimal and pertains primarily to carrying out diamond drilling, trenching or stripping. Environmental hazards may exist on the Companies properties, which hazards are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties.

Governmental Regulation

Exploration activities on the Company's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations. Changes in such regulation could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

The Company is at the exploration stage on all of its properties. Exploration on the Company's properties requires responsible best exploration practices to comply with company policy, government regulations, maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province in which it is carrying out work.

Mineral exploration primarily falls under provincial jurisdiction. However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters.

QUALIFIED PERSONS

Work on the South Tally Pond, JBP Linear, Appleton Linear, and Huxter Lane Projects was carried out by Paragon employees and consultants and supervised by Qualified Person David Copeland, M.Sc., P.Geo.

FORWARD LOOKING STATEMENTS

The Company's audited financial statements for year ended September 30, 2008 and this accompanying MD&A contain certain statements that may be deemed "forward-looking statements". All statements in this document, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "interprets" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs, joint venture partner participation, and liquidity. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

Exemption No. 82-35102

PARAGON MINERALS CORPORATION

MANAGEMENT DISCUSSION & ANALYSIS

YEAR END SEPTEMBER 30, 2008

Suite 1500 - 701 West Georgia Street, Vancouver, BC V7Y 1C6
Tel: 604.629.2353 Fax: 604.629.2489
E-mail: paragon@paragonminerals.com Website: www.paragonminerals.com

INTRODUCTION

The following Management Discussion and Analysis of the financial position and results of operations of Paragon Minerals Corporation ("Paragon" or the "Company"), dated January 14, 2009, should be read in conjunction with the audited financial statements for the year ended September 30, 2008 with comparative figures for the year ended September 30, 2007. All dollar figures stated herein are expressed in Canadian dollars, unless specified. Additional information about the Company can be found on SEDAR at www.sedar.com

Paragon is a Canadian-based junior exploration company engaged in the acquisition, exploration and development of gold and base metal projects, specifically within the Province of Newfoundland and Labrador. The Company has a significant portfolio of gold and base metal exploration properties in Newfoundland, which it is exploring through a combination of Company-funded exploration and partner-funded exploration. The Company is listed on the TSX Venture Exchange under the symbol "PGR".

The Company's head office and principal business address is Suite 1500, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6 and its registered and records office is located at 2800 Park Place, 666 Burrard Street, Vancouver, BC, V6C 2V6.

OVERVIEW

The Company was incorporated as "Paragon Minerals Corporation" under the Canadian Business Corporations Act ("CBCA") on July 4, 2006 in order to facilitate a Plan of Arrangement under which Rubicon Minerals Corporation ("Rubicon"), a public company whose shares are listed on the Toronto Stock Exchange and American Stock Exchange, would proceed with a reorganization which would have the result of dividing it's mineral assets between three separate public companies: the then existing Rubicon and two newly created companies, namely the Company and CopperCo Resource Corp ("CopperCo"). Upon completion of the Plan of Arrangement on December 8, 2006, the Company acquired the exploration assets held by Rubicon in the Province of Newfoundland & Labrador and the Territory of Nunavut. For additional details on the Arrangement, please refer to the Rubicon Management Information Circular dated July 7, 2006 and filed on SEDAR at www.sedar.com.

During the year ended September 30, 2008, the Company spent $4,676,280 on exploration of which $1,397,769 was funded by partners and grants (excluding stock based compensation of $211,947). Net losses for the year ended September 30, 2008 were $2,203,724. The Company continued to advance its key gold and base metal properties through partner-funded and company-funded exploration to the end of 2008. As part of its flow-through expenditure commitment, the Company has spent at least $612,000 on Company-funded exploration in the period October 1, 2008 to December 31, 2008.

In light of the recent uncertainty in the financial markets and resource sector, and in order to conserve its cash, the Company is planning to reduce its company-funded exploration activities in 2009 to the care and maintenance of its key properties. The Company has already significantly downsized its exploration staff and will also continue to reduce its non-core property portfolio as necessary to conserve cash. The Company has sufficient funds to maintain its operations through 2009 and is reviewing its core assets and assessing new opportunities. The Company's priority will be to maintain and secure additional partners for several of its 100%-owned gold and base metal projects, to evaluate all new opportunities for the Company, and to secure new financings for future exploration programs. The Company currently has two exploration JV partners including Crosshair Exploration & Mining Ltd. and Metals Creek Resources Corp. During the year, the Company announced plans to vend certain of its properties into a new company (Gemini) to be created by Crosshair. Due to the market downturn, the successful completion of this transaction is unlikely to occur exactly as planned, however, the Company is confident that the companies will complete a transaction on the properties during 2009.

MINERAL PROPERTIES

Pursuant to the Rubicon December 2006 Plan of Arrangement, Rubicon transferred to the Company its gold and base metal mineral properties located in the Province of Newfoundland & Labrador and the Territory of Nunavut. Through this transaction, the Company acquired a total of 27 exploration properties. As of September 30, 2008, the Company has 23 exploration properties (11 gold properties, 12 base metal properties) of which 4 gold properties were under option to exploration partners, 4 properties (2 gold and 2 base metal properties) are pending a property sale agreement, and one base metal property is pending a joint venture agreement. During the fiscal year the Company entered into the following property agreements:

JBP-Appleton Linear Property

On November 15, 2007, the Company optioned its 100%-owned JBP Linear Property and Appleton Linear Property, collectively the "JBP-Appleton Linear Property" to Sprott Resource Corp. ("Sprott"), whereby Sprott can earn a 55% interest in the two properties by spending $2.125 million on exploration over four years. The agreement also calls for Sprott to make $250,000 in payments to Paragon over the four years. The agreement gives Paragon the option to contribute an additional $125,000 in the first year which would then raise Sprott's fourth year exploration expenditure by $250,000. The agreement also gives Sprott the right, subject to certain conditions, to increase its interest to 70% by completing a feasibility study and providing a positive production decision. Paragon will be operator of the joint venture during the earn-in period. (This option agreement was terminated by Sprott on December 11, 2008 as it no longer fit with their corporate strategy)

Golden Promise, South Golden Promise, and Victoria Lake properties

On June 4th 2008, the Company entered into an agreement to sell its 40% interest in the Victoria Lake VMS property, the Victoria Lake 10188M VMS property, the South Golden Promise gold property, and its interest in the Golden Promise gold property (collectively, the "Properties") to Crosshair Exploration & Mining Ltd ("Crosshair") and Gemini Metals Corp ("Gemini"). Gemini is Crosshair's proposed spinout company to be formed to further explore its gold and base metal projects in Newfoundland. The Properties are all located in central Newfoundland and Crosshair has earned a 60% interest in the Victoria Lake properties and South Golden Promise property by having spent an aggregate of $1.75 million on exploration and making all property payments. At the Golden Promise property, Crosshair has the right to earn a 60% interest in the property from the Company over a four year period expiring in May 2010 by spending $4.0 million in exploration ($1.4 million spent to date).

Under the terms of the agreement, the Company will receive approximately 16.2 million shares of Gemini and will be permitted to sell up to 1.33 million of its Gemini shares (or other agreed to amount) in a proposed secondary offering, forming part of Gemini's initial public offering. The Company is expected to retain a significant interest in Gemini on completion of Crosshair's proposed Plan of Arrangement, prospectus financing and secondary offering. Completion of the sale of the properties is subject to certain closing conditions including but not limited to finance pricing and acceptable share structure satisfactory to the Company, Crosshair and Gemini as well as acceptance by the TSX Venture Exchange and the Toronto Stock Exchange. In approving the proposed transaction, the Board of Directors of the Company has received an independent third-party view and analysis. The transaction was scheduled to be completed by January 31, 2009.

Since the announcement of this agreement, significant changes in market conditions and the resources sector has added further risk to this transaction being delayed or not completing.

Long Pond gold property

On August 14, 2008, the Company optioned its 100%-owned Long Pond gold property (2 mineral licenses) located in the Baie Verte area of north central Newfoundland to Metals Creek Resources Corp. ("Metals Creek"). Under the terms of the agreement Metals Creek must spend $500,000 over four years, including $50,000 firm in the first year, and make share payment totaling 300,000 shares including 50,000 shares firm in the first year to earn a 60% interest in the project. The property is subject to an underlying 0.5% NSR agreement that can be purchased by Paragon at any time for $500,000. Metals Creek will be the operator during the earn-in period.

EXPLORATION UPDATE

Exploration on Company projects during the year ending September 30, 2008 focused on five company-funded exploration gold and base metal projects and five partner-funded projects. Company-funded exploration focused on the South Tally Pond base metal property and the area surrounding the South Tally Pond base metal project. The five partner-funded exploration projects include the Golden Promise project, JBP Linear project, Appleton Linear project, Huxter Lane project, and Long Pond project. Results from the exploration work during the fiscal year are summarized below with additional project information available on the Company website.

Company-Funded Projects

South Tally Pond Project – Lemarchant Prospect (base metal)

The South Tally Pond property is located in central Newfoundland and is under option from Altius Resources Inc., whereby the Company can earn a 100% interest in the property. The property is situated in the same volcanic belt and has strong similarities to the rocks that host Teck-Cominco's Duck Pond Mine (5.48 million tonnes of 3.3% copper, 5.8% zinc, 0.9% lead, 59 g/t silver and 0.86 g/t gold), located 20 kilometres to the northeast. The Company has a significant land position covering approximately 26,100 hectares immediately southwest of the Duck Pond Mine.

In October, 2007, the Company made a significant base metal discovery at the Lemarchant Prospect, where massive sulphides grading up to 9.46% zinc, 2.13% lead, 0.81% copper, 73.44 g/t silver, 1.85 g/t gold were intersected over 14.6 metres. The Lemarchant mineralization is hosted within a 4,000 metre long and 700 metre wide sequence of highly altered felsic volcanic rocks. Exploration work completed at the Lemarchant Prospect during the fiscal year included:

- In December 2007, the Company completed a 6 drillhole diamond drill program (2,848 metre) at the Lemarchant Prospect (LM07-13 to LM07-18).
- In April, 2008, the Company completed a 13 drillhole diamond drill program (4,217 metres) at the Lemarchant Prospect (LM08-19 to LM08-32).
- In April, 2008 the Company completed an extensive soil geochemical sampling program at the Lemarchant prospect (851 samples) and at Bindon's Pond (602 samples).
- In July, 2008, Quantec Geophysics Inc. completed the Titan 24 Deep Earth Imaging System field survey over the Lemarchant prospect. A total of 14.4 line-kilometres of DCIP (resistivity and chargeability) and MT (magnetotelluric resistivity) were surveyed on six, 2.4-kilometre long east-west gridlines spaced 200 metres apart (98+00N to 108+00N, inclusive).
- In September, 2008, the company resumed diamond drilling at the Lemarchant Prospect and completed 9 drillholes (3,000 metres) by early November, 2008 (LM08-32 to LM08-40).

The Lemarchant area is underlain by north-northwest striking sequence of bimodal submarine volcanic rocks (rhyolites and basalts) of the Tally Pond volcanic belt. The host rocks to the sulphide mineralization are moderate to intensely altered proximal felsic volcanic rocks consisting of rhyolite breccias, massive flows and lesser tuffaceous felsic rocks. The footwall to the semi-massive and massive sulphide mineralization is characterized by a well developed base-metal stringer system with associated variably quartz –sericite alteration and patchy to pervasive chlorite alteration that overall increases in intensity towards the north-northwest.

Wide-spaced drilling completed to-date at the Lemarchant Prospect has outlined precious metal-rich zinc-lead-copper semi-massive to massive sulphide mineralization over a 500-metre strike length from sections 101+00N and 106+00N. The mineralized zone is located approximately 200 to 300 metres below surface and appears to plunge gently to the north-northwest. Eight drillhole intercepts through the semi-massive to massive sulphide mineralization range from 3 to 14.6 metres in thickness. The overall width of the sulphide mineralization is not well constrained based on the current drilling, but locally measures up to 100 metres in width on two of the sections. The mineralized zone remains open along strike.

Current structural interpretation suggests that the volcanic rocks underlying the Lemarchant prospect are part of a fold–thrust belt, similar to that described for the greater Tally Pond volcanic belt. The relationship between the volcanic units is largely determined by the displacements of low angle thrust faults and higher angle block faults.

On July 22, 2008, Quantec Geophysics Inc. completed the Titan 24 Deep Earth Imaging System field survey over the Lemarchant prospect. A total of 14.4 line-kilometres of DCIP (resistivity and chargeability) and MT (magnetotelluric resistivity) were surveyed on six, 2.4 kilometres east-west gridlines spaced 200 metres apart (98+00N to 108+00N, inclusive). The six line survey was designed to help identify the signature of the precious metal-rich massive sulphide mineralization intersected by the Company drill programs, provide an additional method of defining and prioritizing drill targets, and locate additional target areas for drilling. The Titan geophysical survey outlined several high priority, multi-line anomalies in the west, central and east portions of the surveyed grid area.

The Company contracted Mira Geoscience to independently review the Titan 24 data and provide interpretations and drill target selection. The targets selected by Mira Geoscience largely reflected the approach chosen by the Company. Several of these targets were drill tested during the 2008 September-November drill program.

Drilling from September through November, 2008 further defined the massive sulphide mineralization intersected between sections 101+00N and 104+00N and extended the base metal semi-massive sulphide mineralization to the north onto section 106+00N (LM08-37). A further 100-metre step out drillhole to the north (LM08-38, Section 107+00N) intersected altered felsic volcanic rocks with a thick mafic intrusive (35 metres) cutting through the projected target zone. A further 100-metre step out drillhole to the south (LM08-39, Section 100+00N) intersected mafic volcanic rocks over most of its length with local intervals of mineralized felsic volcanic rocks in the projected target zone. Results of all drillholes (including all historic drill holes) are listed on the Company website.

South Tally Pond Project - Regional Area (base metal)

The South Tally Pond Project Regional Area consists of five, 100%-owned Company properties that cover the remainder of the prospective Tally Pond volcanic belt immediately southwest of the Duck Pond Mine. These properties surround the South Tally Pond property and include the Harpoon property, Gills Pond property, Barren Lake property, South Tally Pond Extension property and Higher Levels property. In order to begin evaluating these surrounding properties, the Company compiled all available data for the four property areas, completed an air photo interpretation, reviewed historical drill core from two areas, carried out regional till and soil geochemical sampling programs, and carried out geological mapping and prospecting in selected areas. Four of the key areas covered are summarized below.

Gills Pond Area
The Gills Pond area is located approximately 4 kilometres southwest of the Duck Pond Mine. A recent review of historic drill core by Paragon (29 hole, 5,482m; Rio Algom 1988-1989) and lithogeochemical sampling indicate the area is underlain by altered felsic volcanic stratigraphy similar to that seen at the Lemarchant prospect. The drilling intersected weakly to moderately sericite-silica-carbonate-chlorite altered and weakly mineralized felsic volcanic rocks to a depth of 525 metres. In June, the Company completed a regional till sampling program in the Gills Pond area in an effort to identify additional target areas. A total of 68 regional till samples were collected on flagged lines spaced 750 metres apart with samples collected every 500 metres, covering approximately 37 square kilometres. The till sample survey identified an area of anomalous geochemistry that hosts an existing Cu-Zn occurrence.

Beaver Lake Area
The Beaver Lake area is located approximately 17 kilometres south-southwest of the Duck Pond Mine and was previously explored by Noranda. A high priority VMS target is located in the main grid area and consists of a coincident ground and airborne electromagnetic conductors (1.4 kilometres long), two gravity anomalies (500 by 250 metres and 500 by 125 metres) located along the electromagnetic conductors, elevated zinc (up to 1200 ppm) in till samples, and semi-massive pyrite float assaying up to 1.19% zinc hosted within favourable felsic volcanic rocks. The main grid areas lies within a broader 3 kilometres long mapped VMS alteration zone. Historic drilling in the Beaver Lake area (3 holes, 604 metres) was completed outside of the main grid area and intersected altered and mineralized felsic volcanic rocks to a depth of 260 vertical metres. Follow-up geological mapping and prospecting on the main grid in August, 2008 led to recognition of a similar host rocks and stratigraphic environment underlying the Beaver Lake area to that observed at the nearby Lemarchant prospect.

Quinn Lake Area
The Quinn Lake area is located approximately 10 kilometres southwest of the Lemarchant prospect and is underlain by a similar altered felsic volcanic stratigraphy. In July 2008, a total of 52 regional till samples were collected from the Quinn Lake area on similar grid spacing as at Gills Pond to cover approximately 30 square kilometres. The till sample survey and prospecting in the area has outlined a zone of anomalous tills and coincident Cu-Au mineralized boulders in the southern part of this area. Additional follow-up prospecting and geophysical screening is required to outline the size and extent of mineralized float, till and possible outcropping of mineralized and altered bedrock.

Bindon's Pond Area
A winter soil sampling program completed in April 2008 identified zones of anomalous zinc (up to 1800 ppm), lead (up to 91 ppm), silver (up to 7.53 g/t) and gold (up to 138 ppb). The soil samples were collected over an area of mapped altered felsic volcanic rocks with alteration and mineralization similar to that mapped at the Lemarchant prospect. The area is located approximately 2 kilometres northeast of the Lemarchant prospect, and is interpreted to be the folded eastern exposure of the felsic rocks seen at the Lemarchant prospect. No drilling has been completed in the Bindon's Pond area.

Lake Douglas Project (base metal)

In November 2007, the Company completed a seven hole diamond drill program (2,062 metres) aimed at testing a portion of the favourable stratigraphy that hosts the Lake Douglas base-metal massive sulphide occurrence. All seven drill holes intersected a thick sequence of moderately to strongly altered felsic volcanic rocks and sedimentary rocks over a strike length of 300 metres. Base metal mineralization within this felsic volcanic-sedimentary rock sequence consists of multiple zones of disseminated to stringer sulphide mineralization with local, semi-massive to massive sulphide intervals.

Drillhole LD07-04 intersected the most significant base and precious metal mineralization with 6.45 metres of semi-massive to massive sulphides grading 6.30% zinc, 4.19% lead, 0.39% copper and 82.86 g/t silver. The zinc-lead-copper-silver sulphide mineralization is hosted within the sedimentary-volcanic sequence and is similar to the massive sulphides exposed at surface in the Lake Douglas trench. The other drillholes, completed along strike (in both directions) and down dip (LD07-05) of drillhole LD07-04 intersected zones of anomalous zinc-lead-copper-silver-gold mineralization over widths of up to 17 metres. Significant assay results include:

Drillhole	From (m)	To (m)	Interval (m)	Zinc (%)	Lead (%)	Copper (%)	Silver (g/t)	Gold (g/t)
LD07-04	43.00	53.00	10.00	4.37	2.88	0.26	56.84	0.01
including	44.30	46.40	2.10	8.29	5.67	0.29	90.56	Trace
	44.30	50.75	6.45	6.30	4.19	0.39	82.86	0.01
	47.70	50.75	3.05	7.41	4.77	0.41	109.42	0.19

(Note: Reported core length intervals are interpreted to be approximately 80% true thickness)

Other Properties (base metals)

Winter Hill Property
In November 2007, the company completed prospecting and soil sampling on the western claim block of the Winter Hill project. The program was designed to follow-up on several significant airborne geophysical EM anomalies and known bedrock mineralization in the Olive Pond area. Previous prospecting and rock grab sampling in the area returned assays up to 6.40% zinc. Soil geochemistry results from the area indicate a multi-element soil geochemical anomaly over a 1,100 metre strike length with up to 1600 ppm zinc, up to 149 ppm lead, up to 188 ppm copper. The lengthy soil anomaly coincides with a moderate to strong airborne EM conductor, variably altered pyritic felsic volcanic rocks and known in-situ base metal mineralization. No other field work was completed during the period.

Lewis Lake Property
No field work was completed during the fiscal year ending September 30, 2008. A soil sampling program (683 samples) was completed over a priority area in early December 2008. Sample results are pending.

Seal Bay JV Property
No further field work was completed during the fiscal year ending September 30, 2008.

West Cleary JV Property
No further field work was completed during the fiscal year ending September 30, 2008 and, in agreement with partner Xstrata the property was allowed to lapse.

Hungry Hill Property
No further field work was completed during the fiscal year ending September 30, 2008 and the property was allowed to lapse

Other Properties (gold)

New World Property
In November, 2007 the Company completed two diamond drillholes (291.5 metres) on the New World project. Drilling targeted a moderate to strong soil geochemical anomaly located along the 15-kilometre long New World Gold Trend. The New World Trend is a sedimentary-hosted gold target along which numerous gold occurrences have been located. Gold assay results from this initial drill program include 0.71 g/t gold over 4.0 metres (NW07-01) and 1.35 g/t gold over 1.1 metres (NW07-02). The property was returned in good standing to the vendor in October 2008. The Company retains no interest in the property.

Incognita Property
In July 2008, the Company spent 7 days evaluating the LH131 claim and 2 prospecting permits on south Baffin Island, Nunavut. The single claim (acquired through the Plan of Arrangement) hosts a gold showing with grab samples grading up to 16.8 g/t gold. The gold showing was discovered by Rubicon Minerals Corporation late in the 1997 field season received only a cursory, snow covered field examination. The follow-up field visit in July determined the surface extent of the gold mineralization appeared to be limited and given the remote location is not worth pursuing at this time. The claim was not taken to lease and has been allowed to lapse.

Maritec Property
Results of the data compilation completed in the first quarter indicate that the Maritec property is underlain by gold-bearing pyritic iron formation of the Goldenville Trend and gold-bearing quartz carbonate veins hosted within altered mafic and ultramafic rocks. Assays up to 9.8 g/t gold were obtained from grab samples. No additional was completed during the fiscal year ending September 30, 2008.

Glenwood Property
No further field work was completed during the fiscal year ending September 30, 2008.

Jonathans Pond Property
No further field work was completed during the fiscal year ending September 30, 2008.

Mt Peyton Property
No further field work was completed during the fiscal year ending September 30, 2008. The property was returned in good standing to the vendor in November 2008. The Company retains no interest in the property.

Startrack Property
No further field work was completed during the fiscal year ending September 30, 2008. The property was returned in good standing to the vendor. The Company retains no interest in the property.

Wings Point Property
No further field work was completed during the fiscal year ending September 30, 2008. The property was returned in good standing to the vendor. The Company retains no interest the property.

TCH Property
No further field work was completed during the fiscal year ending September 30, 2008. The property was returned in good standing to the vendor. The Company retains no interest in the property.

Partner-Funded Projects

JBP–Appleton Linear Property (gold)

The Company optioned the JBP Linear Property and Appleton Linear Property, collectively the "JBP-Appleton Linear Property" to Sprott Resource Corp. ("Sprott") on November 15, 2007, whereby Sprott can earn a 55% interest in the two properties by spending $2.125 million on exploration over four years. The agreement also gives Sprott the right, subject to certain conditions, to increase its interest to 70% by completing a feasibility study and providing a positive production decision. The contiguous properties are located approximately 15 kilometres northwest of the town of Gander, Newfoundland.

On April 2008, the Company (operator) and Sprott completed a 13-hole diamond drill program (2,135 metres) on the JBP Linear property. The drilling was aimed at testing a favorable IP geophysical trend that extends between the H-Pond and Pocket Pond gold prospects (located 3 kilometres apart) and a parallel IP geophysical trend (West Pocket Pond Trend) located 500 metres to the west. Drilling at the Pocket Pond gold prospect (8 holes, 1,323.7 metres) continues to outline a significant gold-bearing quartz vein zone that now extends over a 950 metres strike length. The vein zone consists of multiple quartz veined intervals measuring up to 19.5 metres in thickness and enveloped within a broader zone of moderate to intense sericite-carbonate alteration. The Pocket Pond vein zone is open along strike and to depth and is interpreted to be in the same structural/alteration corridor as H-Pond gold prospect which has a 700-metre strike length. Significant assays from the Pocket Pond zone include:

HP07-39: 1.89 g/t gold over 12.6 metres including 14.36 g/t gold over 0.50 metres;
HP08-44: 12.43 g/t gold over 3.4 metres including 84.77 g/t gold over 0.50 metres; and
HP08-48: 11.11 g/t gold over 11.90 metres including 255.0 g/t gold over 0.50 metres.
(Note: True thickness interpreted to be 90-100% of core length)

Two drill holes (351.6 metres) tested the West Pocket Pond Trend where prospecting has returned quartz float grab samples of up to 252.0 g/t gold. The two drillholes intersected significant quartz vein zones measuring up to 10 metres in thickness over broad intervals up to 90 metres wide. No significant gold assays were reported.

On July 5, 2008, the Company (operator) and Sprott completed a 6-hole diamond drill program (625 metres) on the adjacent Appleton Linear property, targeting the strike and down-plunge potential of three gold prospects including the Dome, Road and Keats/Baseline prospects. Previous drilling tested these prospects over short strike lengths (< 175 metres) and shallow depths (< 75 metres). The most significant results were from the Keats/Baseline prospect where drilling extended the vein zone over a 280 metres strike length and to a depth of 70 metres. The vein zone remains open along strike and to depth. Significant assay results from the two drillholes at the Keats/Baseline prospect include:

LG08-49: 13.2 g/t gold over 0.9 metres including 28.0 g/t gold over 0.40 metres;
LG08-49: 5.7 g/t gold over 1.1 metres including 8.7 g/t gold over 0.70 metres;
LG08-48: 2.5 g/t gold over 3.6 metres including 5.8 g/t gold over 1.2 metres; and
LG08-48: 1.4 g/t gold over 11.6 metres including 4.1 g/t gold over 1.9 metres.
(Note: True thickness interpreted to be approximately 50-70% of core length)

On December 11, 2008 Sprott notified the Company that has elected to withdraw from this option agreement as it no longer fits their corporate strategy. As a result, the JBP-Appleton Linear property reverts 100% back to the Company with Sprott retaining no interest. The Company will review the results of the exploration work at the JBP-Appleton Linear Property and evaluate plans for continued exploration on the properties.

Huxter Lane Property (gold)

In June 2008, the Company was informed by partner Yamana Gold Inc ("Yamana") that it would continue to fund exploration at the Huxter Lane Project. Yamana has earned a 55% interest in the project by spending $1 million on exploration and in June, 2008 elected to earn an additional 10% interest by completing an industry standard "bankable feasibility study" based on a minimum 500,000 ounce gold resource and spending a minimum $250,000 per year on exploration. (Note - the Huxter Lane option agreement was originally with Meridian Gold Inc. who were acquired by Yamana in October, 2007)

The Huxter Lane Project is a bulk-mineable gold target located 90 kilometres south of Grand Falls - Windsor in central Newfoundland. The two initial drill programs, totaling 25 holes (4,144 metres) outlined a significant gold-bearing, porphyritic intrusion over a strike length of 750 metres and to a shallow vertical depth of 224 metres. The mineralized porphyry dips gently to the south and typically contains up to 5% disseminated and vein-hosted arsenopyrite-pyrite mineralization. The mineralized porphyry remains open along strike and to depth. Significant drill intercepts to date include 2.21 g/t gold over 35 metres (HX06-16), 1.07 g/t gold over 28.6 metres (HX06-01), 2.00 g/t gold over 16.85 metres (HX07-24) and 0.67 g/t gold over 103.35 metres (HX07-20).

Initial metallurgical testing completed by Yamana on two drill holes indicates that the gold is refractory having recoveries in the 4% range by conventional milling techniques. Subsequent flotation tests on the same samples indicate that 87.7% of the gold reports to concentrate weighing 16.3% that of the original feed (crushed to 80% -75 um) and indicate that the gold can be effectively extracted via this process.

On August 24, 2008, the Company (operator) completed a third diamond drill program (6 holes; 1,222 metres) on the property. The drilling successfully extended the mineralized quartz feldspar porphyry a further 250 metres to the southwest and up to 300 metres down-dip of previous drilling. The mineralized porphyry is now defined by wide-spaced drilling over a 1000 metre strike length and width of up to 500 metres. The mineralized quartz feldspar porphyry remains open along strike and to depth. Significant assays from the 2008 drill program include 0.84 g/t gold over 20.0 meters and 0.54 g/t gold over 11.4 meters (HX08-29) and 0.41 g/t gold over 56.5 meters (HX08-30).

On December 10, 2008 Yamana notified the Company that it is withdrawing from the Huxter Lane Joint Venture as part of its plans to refocus its exploration efforts. As a result, the Huxter Lane property reverts 100% back to the Company with Yamana retaining no interest in the property. The Company will review the exploration results to date and evaluate plans for continued exploration on the Huxter Lane property.

Golden Promise Property (gold)

In December 2007, the Company (operator) and its partner Crosshair Exploration & Mining Ltd ("Crosshair") completed eight drillholes (1,311.4 metres) on the Jaclyn Main Zone. The November–December drill program was part of a larger drill program completed earlier in 2007.

Six of the drill holes (GP07-91 to GP07-96) evaluated the central portion of the vein zone and two drill holes (GP07-97 and GP07-98) tested the eastern extent of the Jaclyn Main Zone to a vertical depth of 210 metres below surface. The drilling intersected quartz veining in all drill holes with all eight drill holes containing visible gold. Drill hole GP07-92 intersected multiple gold bearing quartz veins with abundant visible gold and represents the widest economic grade gold intersection to date along the Jaclyn Main Zone (10.41 g/t gold over 4.70 metres including 64.49 g/t gold over 0.50 metres). Drill hole GP07-98, the easternmost drill hole completed to date intersected a thick, 1.70 metre wide (core length) gold-bearing quartz vein at a depth of 210 vertical metres (6.87 g/t gold over 1.70 metres including 18.59 g/t gold over 0.45 metres) and underscores the continuation and potential of the Jaclyn Main Zone to the east.

In April 2008, Crosshair completed a resource estimate based on 68 drill holes at the Jaclyn Main Zone. The 43-101 technical report indicates an inferred resource of 89,500 contained ounces of gold (921,000 tonnes averaging 3.02 g Au/t) at a 1 g/t Au cutoff at the Jaclyn Main Zone.

On June 4, 2008, the Company entered into an agreement to sell its interest in the Golden Promise property, and its 40% interest in the Victoria Lake VMS property, Victoria Lake 10188M property, and South Golden Promise gold property (collectively, the "Properties") to Crosshair and Gemini Metals Corp ("Gemini"). Gemini is Crosshair's proposed spinout company to be formed to further explore its gold and base metal projects in Newfoundland (see Mineral Properties section for further details).

Long Pond Property (gold)

On August 14, 2008, the Company optioned its 100%-owned Long Pond gold property (2 mineral licenses) located in the Baie Verte area of north central Newfoundland to Metals Creek Resources Corp. ("Metals Creek"). Under the terms of the agreement Metals Creek must spend $500,000 over four years, including $50,000 firm in the first year, and make share payment totaling 300,000 shares including 50,000 shares firm in the first year to earn a 60% interest in the project. The Property is subject to an underlying 0.5% NSR agreement that can be purchased by Paragon at any time for $500,000. Metals Creek will be the operator during the earn-in period.

Exploration work by the Company and previous workers has documented a mesothermal gold vein environment with strong similarities to the mafic-ultramafic hosted world class gold deposits of the Abitibi greenstone belts in Canada. Metals Creek completed an airborne geophysical survey (Geotech's VTEM Survey) over the property area.

EXPLORATION OUTLOOK

The Company will continue to advance its gold and base metal properties through a combination of company-funded and partner-funded exploration to the end of 2008. As part of its flow-through expenditure commitment, the Company will spend at least $612,000 on Company funded exploration in the period October 1, 2008 to December 31, 2008.

In light of the recent uncertainty in the financial markets and resource sector, and in order to conserve its cash, the Company is planning to reduce its company-funded exploration activities in 2009 to the care and maintenance of its key properties. The Company has already significantly downsized its exploration staff and will also continue to reduce its non-core property portfolio as necessary to conserve cash. The staff reductions have included the departure of Bruce Mitton, the Company's Vice-President Exploration along with the lay-off of geotechnical and administration support staff in November/December 2008. David Copeland, the Company's Exploration Manager will continue to manage the Company's exploration efforts in Newfoundland & Labrador.

The Company has sufficient funds to maintain its operations through 2009 and is reviewing its core assets and assessing new opportunities. The Company's priority will be to maintain and secure additional partners for several of its 100%-owned gold and base metal projects, to evaluate all new opportunities for the Company, and to secure new financings for future exploration programs.

The Company currently has two exploration JV partners including Crosshair Exploration & Mining Ltd. and Metals Creek Resources Corp. During the year, the Company announced plans to vend certain of its properties into a new company (Gemini) to be created by Crosshair. Due to the market downturn, the successful completion of this transaction is unlikely to occur exactly as planned, however, the Company is confident that the companies will complete a transaction on the properties in some form during 2009.

MANAGEMENT CHANGES

On June 1, 2008, Robert Lewis stepped down as the part-time Chief Financial Officer in order to concentrate on Rubicon Minerals Corporation.

On June 1, 2008, the Company appointed Tom R. Wilson, CA to the part-time position of Chief Financial Officer. Mr. Wilson is a Chartered Accountant and founding partner of CWA Consulting Inc., a professional services firm that provides contract accounting, tax and internal control consulting services to both public and private companies.

On June 9, 2008, the Company appointed Brue E. Mitton, P.Geo. as the Vice-President Exploration. Mr. Mitton is a professional geologist with 23 years of experience with major and junior mining companies in managing and evaluating gold and base metal projects and new business opportunities throughout central and eastern Canada, as well as internationally.

On December 5, 2008, the Company ended its employment contract with Mr. Bruce Mitton, P.Geo., Vice President Exploration in conjunction with other exploration staff reductions in November/December, 2008.

RESULT OF OPERATIONS

For the year ended September 30, 2008, the Company incurred net losses of $2,203,724 ($0.09 per share) compared to a net loss of $851,972 ($0.05 per share) incurred in the year ended September 30, 2007, an increase in net loss of $1,351,752. Causes of variances were as follows:

- Consulting was lower by $25,363 due to the increased use of in-house staff.
- General mineral exploration was lower by $32,307 as the company's exploration expenditures were focused on its existing exploration projects as summarized on the balance sheet.
- Investor relations were higher by $39,409 due to in-house staffing costs, costs related to investor conferences, and the full year of activities in fiscal 2008 (fiscal 2007 excluded the first two months before completion of the Plan of Arrangement).

- Office expenses increased by $68,315 due to the full year of activities in fiscal 2008 (fiscal 2007 excluded the first two months before completion of the Plan of Arrangement) and the moving of the exploration field office and key personnel from Gander, NL to St. John's, NL.
- Plan of Arrangement costs were nil (lower by $74,009) due to completion of the plan of arrangement in the prior year. No expenses were incurred in the current period.
- Salaries and management expenses were higher by $83,083 due to in-house office staffing costs and the full year of activities in fiscal 2008 (fiscal 2007 excluded the first two months before completion of the Plan of Arrangement).
- Stock based compensation was lower by $195,832 due to fewer options being granted and vested in the 2008 fiscal year.
- Write-off of deferred property costs increased by $2,482,777 due to properties being dropped and/or returned to vendors. Properties included West Cleary, Hungry Hill, Wings Point, Star Track, TCH, New World, and Mt Peyton.
- Future income tax recoveries, arising from favourable imbalances in tax return pools, increased by $946,957 due to adjustments to tax pool balances.

Selected Annual Information (based on Canadian GAAP)

Fiscal year ended September 30,	2008	2007
	$	$
Interest and miscellaneous income	89,364	79,087
Gain on sale of investments	Nil	Nil
Net Loss	(2,203,724)	(851,972)
Basic and diluted net loss per share	(0.09)	(0.05)
Total assets	12,526,365	11,808,631
Total long-term financial liabilities	Nil	Nil
Cash dividends	Nil	Nil

Selected Quarterly Information

The Company's financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") in Canadian dollars.

	Q4 September 30, 2008	Q3 June 30, 2008	Q2 March 31, 2008	Q1 December 31, 2007	Q4 September 30, 2007	Q3 June 30, 2007	Q2 March 31, 2007	Q1 December 31, 2006
	$	$	$	$	$	$	$	$
Interest income	15,684	10,688	39,763	23,229	16,155	2,5300	31,878	5,754
Net loss	(1,827,536)	13,140	(176,598)	(212,730)	(169,343)	(282,809)	(152,867)	(206,471)
Basic and diluted loss per share	(0.07)	0.00	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.03)

Income/loss is not affected by seasonality but can fluctuate considerably due to events such as mineral property write-offs, new stock option grants, flow-through share renunciations and corporate re-organizations.

Liquidity and Capital Resources

As at September 30, 2008, the Company had cash and cash equivalents and short term money market investments of $1.59 million compared to $1.24 million at September 30, 2007. The increase in cash is mainly due to the financing described below under "Financing Details". Working capital for the period ended September 30, 2008 was $1.62 million as compared to $1.62 million at September 30, 2007.

As at September 30, 2008 the Company had CEE spending commitments of approximately $612,000 to be completed by December 31, 2008 as compared to $880,000 at September 30, 2007, which were met by the required date of December 31, 2007.

At September 30, 2008, the Company, in addition to demand deposits at the Bank of Montreal, held two bankers acceptances. The Company considers that although these instruments are exposed to interest rate risk, market price risk and credit risk; these risks are negligible. The Company's policy on investment of short term funds is to invest only in instruments guaranteed by the federal or a provincial government of Canada, a major Canadian bank or an institution of similar credit worthiness.

Other sources of funds, during the year ended September 30, 2008, included recovery of exploration costs and property management fees from optionees of the Company's properties of $1.39 million.

The Company has sufficient funds to carry out its remaining exploration plans for 2008. The Company has sufficient funds to maintain its operations through 2009, but it will not be able to maintain the same level of company-funded exploration that it has in previous two years without further financings. The Company's priority in 2009 will be to maintain its current partners, secure additional partners for several of its 100%-owned gold and base metal projects, evaluate new opportunities for the Company, and secure new financings for future exploration programs.

Financing Details

On December 6, 2007 the Company closed a non-brokered private placement, issuing 1,391,214 non-flow-through units at a purchase price of $0.70 per unit for gross proceeds of $973,850 and 2,785,000 flow-through shares at a purchase price of $1.00 per share for gross proceeds of $2,785,000. The non-flow-through units consist of one common share of the Company and one-half of one non-transferable common share purchase warrant at an exercise price $1.05 exercisable for two years. As part of the financing the Company issued 196,795 common shares as a finder's fee.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements other than that which is disclosed under note 11(c) "NRD Agreement", of the financial statements.

Related Party Transactions

The Company shared a director, David Adamson, a Chief Financial Officer, Robert Lewis and a VP Investor Relations, Bill Cavalluzzo with Rubicon Minerals Corporation and was considered a related party. On June 1, 2008, Robert Lewis stepped down as the Company's part-time Chief Financial Officer in order to concentrate on Rubicon Minerals Corporation and additionally Rubicon ceased to provide accounting services to the Company. As such, as of June 1, 2008, Rubicon is no longer considered a related party. On September 1, 2008, the Company moved into its own offices at 701 West Georgia Street, Vancouver, BC and as such, no longer maintains a cost sharing arrangement with Rubicon for office facilities and administrative services. See note 12 to the financial statements for additional details.

CRITICAL ACCOUNTING POLICIES

The Company's significant accounting policies are described in Note 2 of the September 31, 2008 financial statements. The Company considers the following policies to be most critical in understanding its financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting policies requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates are based on past experience, industry trends and known commitments and events. By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

Carrying value of mineral property interests

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs. Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value. Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property. The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property's estimated fair value.

Stock-based compensation

The Company has adopted the fair value based method of accounting for stock option and compensatory warrant awards granted to directors, employees and consultants. Under this method, the fair value of compensatory warrants or agents stock options are calculated at the grant date and recorded as share issue costs at the date of grant, with the offsetting credit to contributed surplus. Employee and consultant options are expensed over the period in which related services are rendered. If the stock options are exercised, the proceeds are credited to share capital.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted. This model is subject to various assumptions and estimates including the Company's future stock volatility, expected life of options granted, and the risk free interest rate. The Company believes its estimates are reasonable under the circumstances.

Flow-through share renunciations

Upon the renunciation of the tax benefits of exploration expenditures to flow-through shareholders, the Company reduces share capital and records a temporary future income tax liability for the amount of the tax deduction transferred to shareholders. In instances where the Company has available tax loss carry forwards or other deductible temporary differences, the benefits of which have not previously been recognized, those benefits will be re-instated and credited to income in the period of renunciation.

Changes in Accounting Policies including Initial Adoption

Capital Disclosures, CICA Handbook Section 1535

Effective October 1, 2007, the Company adopted new CICA Handbook section 1535 which requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

Financial Instruments - Disclosure and Presentation, CICA Handbook Sections 3862 and 3863

Effective October 1, 2007, the Company adopted new CICA Handbook sections 3862 and 3863 which replace CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation. These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity's key management personnel.

New Accounting Pronouncements

The following pronouncements recently issued by the Canadian Institute of Chartered Accountants ("CICA") will likely impact the Company's future accounting policies:

International Financial Reporting Standards ("IFRS")

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Outstanding Share Data

As at September 30, 2008, the Company had the following common shares, stock options and warrants outstanding:

Issued and Outstanding Common shares	25,940,079
Stock options	
Plan of Arrangement Distribution Options*	418,847
Options granted by the Company	2,200,000
Warrants	
Paragon Private Placement Warrants	3,874,607
Fully diluted shares outstanding	32,433,533

* Option obligations accepted by Paragon pursuant to the Plan of Arrangement.

Additional information on the Company, including other public filings, is available on SEDAR at www.sedar.com.

RISK FACTORS

Companies operating in the mining industry face many and varied kinds of risk. While risk management cannot eliminate the impact of potential risks, the Company strives to manage such risks to the extent possible and practical. The following are the risk factors most applicable to the company:

Industry

Exploring and developing mineral resource projects bears a high potential for all manner of risks. The Company properties are in the exploration stage and are without a known body of commercial ore. Development of any of the Company's properties will only follow upon obtaining satisfactory exploration results, mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that Company's mineral exploration activities will result in the discovery of a body of commercial ore on any of its properties. Several years may pass between the discovery of a deposit and its exploitation. Most exploration projects do not result in the discovery of commercially mineable mineralized deposits

Financing

The Company is in the exploration stage and as such has no significant source of revenue. Its continued operations are dependent upon the ability of the company to obtain additional equity or partner financing. Obtaining further financing may be dependent upon market conditions and results of exploration. There is no assurance that the Company's exploration efforts will be successful or that market conditions will be favourable. The Company will require additional funding to maintain its mineral properties in good standing. The lack of additional financing could result in delay or indefinite postponement of further exploration and possible, partial or total loss of Paragon's interest in its mineral properties.

Title

There is no guarantee that title to properties in which Company has a material interest will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. In addition, certain of the mining claims in which the Company has an interest are not recorded in the name of the Company and cannot be recorded until certain steps are taken by other parties. Before a number of claims under option can be recorded in Company's name, the underlying title holder has to assign title to the Company once the Company satisfies its option agreement obligations. There are no assurances that the underlying title holder will assign title.

Operating Hazards and Risks

Mineral exploration involves many risks. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the conduct of exploration programs.

Environmental Factors

The Company currently conducts exploration activities in the Canadian Province of Newfoundland and Labrador. Such activities are subject to various laws, rules and regulations governing the protection of the environment. In Canada, extensive environmental legislation has been enacted by federal and provincial governments. Such legislation imposes rigorous standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water. All phases of the Company's operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. The cost of compliance with changes in governmental regulations has the potential to preclude entirely the economic development of a property.

The Company is able to conduct its exploration within the provisions of the applicable environmental legislation without undue constraint on its ability to carry on efficient operations. The estimated annual cost of environmental compliance for all properties held by the Company in the exploration stage is minimal and pertains primarily to carrying out diamond drilling, trenching or stripping. Environmental hazards may exist on the Companies properties, which hazards are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties.

Governmental Regulation

Exploration activities on the Company's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations. Changes in such regulation could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

The Company is at the exploration stage on all of its properties. Exploration on the Company's properties requires responsible best exploration practices to comply with company policy, government regulations, maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province in which it is carrying out work.

Mineral exploration primarily falls under provincial jurisdiction. However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters.

QUALIFIED PERSONS

Work on the South Tally Pond, JBP Linear, Appleton Linear, and Huxter Lane Projects was carried out by Paragon employees and consultants and supervised by Qualified Person David Copeland, M.Sc., P.Geo.

FORWARD LOOKING STATEMENTS

The Company's audited financial statements for year ended September 30, 2008 and this accompanying MD&A contain certain statements that may be deemed "forward-looking statements". All statements in this document, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "interprets" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs, joint venture partner participation, and liquidity. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

Date: February 2, 2009 Exemption No: 82-35102

PARAGON MINERALS CORPORATION
(the "Company")

LIST OF DOCUMENTS BEING SUBMITTED

1. Material filed with the Director of Corporations as required under the Business Corporations Act (Canada) and regulations thereunder ("Canada"), with the Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC"), with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in Newfoundland and Labrador under the Business Corporations Act (Newfoundland and Labrador) and regulations thereunder ("Newfoundland") and with the Registrar of Corporations as required to maintain the Company's extra-territorial registration in the Nunavut Territory under the Business Corporations Act (Nunavut) and the regulations thereunder ("Nunavut")

		Document Name or Information	Date Filed
(a)	Incorporation Documents		
	(i)	Canada	N/A
(b)	Extra-provincial Registration		
	(i)	BC	N/A
	(ii)	Newfoundland	N/A
	(iii)	Nunavut	N/A
(c)	Annual Reports		
	(i)	Canada	N/A
	(ii)	BC	N/A
	(iii)	Newfoundland	N/A
	(iv)	Nunavut	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	Canada	N/A

(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

(e) Special Resolution

(i)	Canada	N/A
(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

2. Materials filed with the Securities Commissions of British Columbia, Alberta, Quebec and Ontario (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Quebec), and the Securities Act (Ontario), the regulations under such acts as well as under Canadian Securities Administrators National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), National Instrument 54-101, Shareholder Communications ("NI 54-101"), National Instrument 45-106, Prospectus and Registration Exemptions ("NI 45-106"), Multilateral Instrument 52-109, Certification of Disclosure in Companies' Annual and Interim Financial Statements ("MI 51-109"), and National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"):

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	Audited Annual Financial Statement and Annual Management's Discussion & Analysis for the year ended Sept. 30, 2008 filed on January 27, 2009
	(ii) Management's Discussion and Analysis	Amended Annual Management's Discussion & Analysis for the year ended Sept. 30, 2008 filed on January 30, 2009 with cover letter
(b)	Annual Information Form (not mandatory and not filed)	N/A
(c)	Annual CEO and CFO Officer Certifications under MI 52-109	Annual CEO and CFO Certificates under NI 52-109 filed on January 27, 2009 Annual CEO and CFO Certificates under MI 52-109 filed on January 30, 2009
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	Interim CEO and CFO Officer Certifications under MI 52-109	N/A
(f)	News Releases	N/A
(g)	Form 51-102F3, Material Change Report	N/A

(h)	Notice of Meeting and Record Dates of shareholders' meeting	Notice of Meeting and Record Date filed on January 23, 2009
(i)	Notice of shareholders' meeting, Form of Proxy and Management's Information Circular	N/A
(j)	Form 45-106F1, Report of Exempt Distribution	January 21, 2009
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	N/A
(p)	Notice of Change of Status Report	N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:	
	(i) material changes to charter documents	N/A
	(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii) any securityholder rights plans or similar plans	N/A
	(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so	N/A

	as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	
(r)	Prospectus	N/A
(s)	Amendment to Prospectus	N/A
(t)	Takeover Bid Circular	N/A
(u)	Notice of Change or Variation to Takeover Bid Circular	N/A
(v)	Issuer Bid Circular	N/A
(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
(x)	Initial Acquisition Report	N/A
(y)	Subsequent Acquisition Reports	N/A
(z)	Technical Reports	N/A

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies) :**

	Document Name or Information	Date Filed
(a)	Exchange Filing Statement	N/A
(b)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	Audited Annual Financial Statements for the year ended Sept. 30, 2008 filed on January 27, 2009
	(ii) Management's Discussion and Analysis	
(c)	Annual Information Form (not mandatory and not filed)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	News Releases	N/A
(f)	Form 51-102F3, Material Change Report	N/A
(g)	Notice of Meeting and Record Dates of shareholders' meeting	Notice of Meeting and Record Date filed on January 23, 2009
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A

(l)	Notice of Change or Variation to Takeover Bid Circular	N/A
(m)	Issuer Bid Circular	N/A
(n)	Notice of Change or Variation to Issuer Bid Circular	N/A
(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A
(q)	Notice of Intention to Sell by a Control Person	N/A
(r)	Notice of Dividends	N/A
(s)	Exchange Bulletins announcing certain transactions:	
	(i) Promotional Investor Relations and Market-Making Activities	N/A
	(ii) Dividend/Distribution Declaration	N/A
	(iii) Private Placement	N/A
	(iv) Warrant Amendments	N/A
	(v) Shares for Debt	N/A
	(vi) Short Form Offering	N/A
	(vii) Acquisitions/Dispositions	N/A
	(viii) Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix) Name Change without Consolidation or Split	N/A
	(x) Name Change and Consolidation/Split	N/A
(t)	Listing Application	N/A

4. Materials distributed to security holders as required by the Business Corporations Act (Canada) and regulations thereunder and the Securities Acts of British Columbia, Alberta, Quebec and Ontario and regulations thereunder, NI 54-101 and the rules and policies of the TSX Venture Exchange:

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	Audited Annual Financial Statement for the year ended Sept. 30, 2008 filed on January 27, 2009
	(ii) Management's Discussion and Analysis	Amended Annual Management's Discussion & Analysis for the year ended Sept. 30, 2008 filed on January 30, 2009
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

DAVIS LLP | LEGAL ADVISORS SINCE 1892

FROM THE OFFICE OF Tammy Donovan
DIRECT LINE 604.643.6449
DIRECT FAX 604.605.3576
E-MAIL tdonovan@davis.ca

FILE NUMBER 67952-00001

January 30, 2009

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
TSX Venture Exchange

Dear Sirs/Mesdames:

Re: Paragon Minerals Corporation (the "Corporation") - Correction Notice

Please be advised that we are filing an amendment to the Annual Management Discussion & Analysis of the Corporation for the year ended September 30, 2008 filed on January 27, 2009 under Project No. 1368993. The Amended Annual Management Discussion & Analysis now includes a discussion of fourth quarter events and activities affecting the Company on page 11. No other changes were made.

Please also be advised that we are filing Certifications of Annual Filings for the Corporation dated January 30, 2009 and signed by the Chief Executive Officer and Chief Financial Officer in the form required by Multilateral Instrument 52-109 under Project No. 1368983.

Yours truly,
DAVIS LLP
Per:

"*Tammy Donovan*"
TDD/jss

Form 52-109FV1
Certification of annual filings - venture issuer basic certificate

I, Michael Vande Guchte, Chief Executive Officer of Paragon Minerals Corporation, certify the following:

1. *Review:* I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of Paragon Minerals Corporation (the "issuer") for the financial year ended September 30, 2008.

2. *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: January 27, 2009

"Michael J. Vande Guchte"

Michael J. Vande Guchte
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV1
Certification of annual filings - venture issuer basic certificate

I, Tom R. Wilson, Chief Financial Officer of Paragon Minerals Corporation, certify the following:

1. *Review:* I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of Paragon Minerals Corporation (the "issuer") for the financial year ended September 30, 2008.

2. *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: January 27, 2009

"Tom R. Wilson"

Tom R. Wilson
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

CERTIFICATION OF ANNUAL FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Michael Vande Guchte, Chief Executive Officer of Paragon Minerals Corporation, certify the following:

1. ***Review:*** I have reviewed the annual financial statements and annual MD&A (together, the "Annual Filings") of Paragon Minerals Corporation (the "Issuer") for the financial year ended September 30, 2008.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the Annual Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Annual Filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the Annual Filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the Annual Filings.

Date: January 30, 2009

"Michael J. Vande Guchte"

Michael Vande Guchte
CEO
Paragon Minerals Corporation

NOTE TO READER

In contrast to the certificate required for non-venture issuers under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* ("MI 52-109"), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

CERTIFICATION OF ANNUAL FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Tom R. Wilson, Chief Financial Officer of Paragon Minerals Corporation, certify the following:

1. ***Review:*** I have reviewed the annual financial statements and annual MD&A (together, the "Annual Filings") of Paragon Minerals Corporation (the "Issuer") for the financial year ended September 30, 2008.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the Annual Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Annual Filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the Annual Filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the Annual Filings.

Date: January 30, 2009

"Tom R. Wilson"

Tom R. Wilson
CFO
Paragon Minerals Corporation

NOTE TO READER

In contrast to the certificate required for non-venture issuers under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* ("MI 52-109"), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exemption No. 82-35102

Computershare

Date: 23/01/2009

510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Paragon Minerals Corporation

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	19/02/2009
Record Date for Voting (if applicable) :	19/02/2009
Meeting Date :	31/03/2009
Meeting Location (if available) :	Suite 1500 - 701 West Georgia Street, Vancouver, BC V7Y 1C6

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	69913A108	CA69913A1084

Sincerely,

Computershare Trust Company of Canada / Computershare Investor Services Inc.

Agent for Paragon Minerals Corporation

Exemption No. 82-35102

Filed with
BC & NL
Securities Comm.

2009 FEB 18

Form 45-106F1

Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

Item 1: State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

Paragon Minerals Corporation
1500 – 701 West Georgia Street
Vancouver, B.C. V7Y 1C6
Tel: 604-629-2353
Fax: 604-629-2489

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in the Provinces of British Columbia, Alberta, Ontario and Quebec.

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- ☐ Financial Services
- ☐ investment companies and funds
- ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- ☐ Industrial
- ☐ Mining
  - ☒ Exploration/development
  - ☐ Production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities
- ☐ Other (describe)

____

Details of distribution

Item 4: Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

Item 5: State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

January 13, 2008

Item 6: For each security distributed:

(a) describe the type of security,

Common shares

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; and

100,000 Common shares

(c) state the exemption(s) relied on.

S. 2.13 of NI 45-106

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Newfoundland	**1**	**$0.045**	**$4,500**
Total number of Purchasers	**1**		
Total dollar value of distribution in all jurisdictions (Canadian $)			**$4,500**

Note 1: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution	
Not Applicable					

Item 9: If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: **January 21, 2008**

Paragon Minerals Corporation
Name of issuer (please print)
Michael J. Vande Guchte, President & CEO (604) 629-2353
Print name, title and telephone number of person signing

Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Michael Vande Guchte, President & CEO
Paragon Minerals Corporation
604-629-2353

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

END